[EXECUTION VERSION]

ASSET PURCHASE AGREEMENT

BY AND BETWEEN
PARKER-HANNIFIN CORPORATION,
KAMAN NEWCO, LLC
AND
KAMAN AEROSPACE GROUP, INC.
DATED AS OF
MAY 21, 2022

Page

ARTICLE I DEFINITIONS	1
1.1 Certain Defined Terms	1
1.2 Other Defined Terms	11
1.3 Certain Interpretive Matters.	12
ARTICLE II PURCHASE AND SALE	14
2.1 Purchase and Sale of the Sold Assets	14
2.2 Excluded Assets	16
2.3 Assumption of Liabilities; Retained Liabilities.	18
2.4 Purchase Price	18
2.5 Purchase Price Adjustment	19
2.6 Allocation of Total Consideration	22
2.7 Prorations	23
2.8 The Closing	23
2.9 Deliveries at the Closing	23
2.10 Further Assurances.	24
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE Seller	24
3.1 Organization	25
3.2 Authorization; Enforceability	25
3.3 Financial Information; No Undisclosed Liabilities	25
3.4 Sufficiency of the Assets	25
3.5 No Approvals or Conflicts	26
3.6 Compliance with Law; Permits	26
3.7 Proceedings	27
3.8 Absence of Certain Changes	27
3.9 Tax Matters.	27
3.10 Employee Benefits	28
3.11 Business Employees and Labor Relations	28
3.12 Intellectual Property; Privacy and Data Security	29
3.13 Contracts	30
3.14 Environmental Matters	31
3.15 Insurance	32
3.16 Personal Property Assets	32
i

NAI-1530851850v2

(continued)
Page

3.17 Real Property.	32
3.18 Customers and Suppliers.	33
3.19 Government Contracts	33
3.20 Affiliate Transactions	34
3.21 No Brokers’ or Other Fees	34
3.22 Anticorruption	34
3.23 Sanctions and Export Control	34
3.24 No Other Representations or Warranties	34
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER	35
4.1 Organization	35
4.2 Authorization; Enforceability	35
4.3 No Approvals or Conflicts	35
4.4 Proceedings	36
4.5 Compliance with Laws; Permits	36
4.6 Financial Capacity	36
4.7 No Brokers’ or Other Fees	36
4.8 No Other Representations or Warranties	36
4.9 Solvency.	37
4.10 No Knowledge of Misrepresentations or Omissions	37
ARTICLE V COVENANTS AND AGREEMENTS	37
5.1 Conduct of Business Prior to the Closing	37
5.2 Access to Books and Records	39
5.3 Cooperation; Regulatory Matters	40
5.4 Tax Matters.	43
5.5 Employees; Employment Matters	44
5.6 Labor Matters	47
5.7 Contact with Customers and Suppliers	48
5.8 Non-Solicitation	48
5.9 Further Actions	48
5.10 Bulk Transfer Laws	52
5.11 Confidentiality	52
5.12 Use of Names Following Closing and Other Intellectual Property	53
5.13 Notification of Certain Matters	55
5.14 Intercompany Obligations	55
5.15 Shared Contracts	55
-ii-

(continued)
Page

5.16 Release	56
5.17 Insurance	57
5.18 Novation.	57
5.19 Certain Research and Development Matters	59
ARTICLE VI CONDITIONS TO THE SELLER’S OBLIGATIONS	59
6.1 Competition/Foreign Investment Laws	60
6.2 Buyer Approval	60
6.3 Governmental Orders	60
6.4 Acquisition	60
ARTICLE VII CONDITIONS TO THE BUYER’S OBLIGATIONS	60
7.1 Competition/Foreign Investment Law	60
7.2 Governmental Orders	60
ARTICLE VIII TERMINATION	60
8.1 Termination	60
8.2 Procedure and Effect of Termination	61
ARTICLE IX INDEMNIFICATION	62
9.1 Survival	62
9.2 Indemnification by the Seller	62
9.3 Indemnification by the Buyer	62
9.4 Indemnification as Exclusive Remedy	63
9.5 Indemnification Calculations	63
9.6 Notice and Opportunity to Defend	64
9.7 Additional Limitations	64
9.8 Certain Acknowledgements	65
9.9 R&W Insurance Policy	65
ARTICLE X MISCELLANEOUS	66
10.1 Fees and Expenses	66
10.2 Governing Law	66
10.3 Further Acknowledgements	66
10.4 Amendment	68
10.5 No Assignment	68
10.6 Waiver	69
10.7 Notices	69
10.8 Complete Agreement	70
10.9 Counterparts	70
10.10 Publicity	70
-iii-

(continued)
Page

10.11 Severability	71
10.12 Third Parties	71
10.13 Non-Recourse	71
10.14 Jurisdiction	71
10.15 Specific Performance	72
10.16 Waiver of Jury Trial	72
10.17 Privileged Communications	72
10.18 Guarantee	72
10.19 Financing Parties	74

-iv-

EXHIBITS

Exhibit A – Assumption Agreement
Exhibit B – Bill of Sale
Exhibit C – Illustrative Calculation of Working Capital
Exhibit D – Deed
Exhibit E – Patent Assignment Agreement
Exhibit F – Pre-Novation Subcontract Agreement
Exhibit G – Transition Services Agreement

-v-

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of May 21, 2022, is made and entered into by and between Parker-Hannifin Corporation, an Ohio corporation (the “Seller”), Kaman Newco, LLC, a Delaware limited liability company (the “Buyer”) and, solely for purposes of Section 10.18, Kaman Aerospace Group, Inc., a Connecticut corporation (the “Guarantor”). The Seller and the Buyer are each a “Party” and collectively, the “Parties.”
RECITALS
    WHEREAS, the Seller, through its Aircraft Wheel and Brake Division, is and has been engaged in the design, development, manufacturing, testing, marketing, sale, distribution or service of wheel and brake technology and solutions for fixed-wing aircraft and rotorcraft (the “Business”);
    WHEREAS, the Seller has announced, pursuant to Rule 2.7 of the United Kingdom City Code on Takeovers and Mergers, the terms of its offer (the “Offer”) to acquire (the “Acquisition”) Meggitt plc (“Meggitt”), which is intended to be implemented by means of a court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006;
    WHEREAS, the Acquisition is conditional on, among other things, receipt of certain regulatory approvals;
    WHEREAS, for purposes of obtaining certain regulatory approvals in connection with the consummation of the Acquisition, the Seller desires to sell the Sold Assets and transfer the Assumed Liabilities to the Buyer upon the terms and conditions contained in this Agreement; and
    WHEREAS, the Buyer desires to purchase the Sold Assets and assume the Assumed Liabilities from the Seller upon the terms and conditions contained in this Agreement.
    NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS

1.1Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:
“Accounting Methods” shall mean the accounting principles and practices set forth on Schedule 1.1(a).

“Acquisition Longstop Date” means the Longstop Date as defined in the Cooperation Agreement dated August 2, 2021, between the Seller and Meggitt, which is “2 February 2023 or such later date as may be agreed in writing by the Seller and Meggitt (where required by the Panel or with the Panel’s consent and as the Court may approve (if such consent(s) or approval(s) is/are required)).”
“Affiliate” shall mean, with respect to any Person, any Family Member of such Person and any other Person controlling, controlled by or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made.
“Ancillary Agreements” shall mean (a) the Assumption Agreement, (b) the Bill of Sale, (c) the Deed, (d) the Patent Assignment Agreement, (e) the Pre-Novation Subcontract Agreement and (f) the Transition Services Agreement.
“Assumption Agreement” shall mean the assumption agreement substantially in the form of Exhibit A.
“Authorized Leave” shall mean a Business Employee’s absence from work covered under (a) a written long-term or short-term disability Seller Benefit Plan, or (b) any workers compensation leave program, military leave program or other Seller authorized leave of absence other than the use of vacation time or paid time off.
“Bill of Sale” shall mean the bill of sale substantially in the form of Exhibit B.
“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the city of Cleveland, Ohio.
“Business Employee” shall mean the employees of the Seller or its Affiliates who are listed on Schedule 1.1(b).
“Business Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts or development (“Effect”) that has a material adverse effect on the business, results of operations or financial condition of the Business, taken as a whole, but none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been a Business Material Adverse Effect: (a) any adverse Effect affecting generally companies in the industries in which the Seller operates the Business or (b) any adverse Effect caused by or resulting from (i) any national, international, foreign, domestic or regional economic, financial, social or political conditions (including changes therein), including (A) hostilities, acts of war, protests, riots, unrest, sabotage, terrorism, cyberterrorism or cybercrime or military actions and any escalation or worsening of the same; (B) changes in any financial, debt, credit, capital or banking markets or conditions; and (C) changes in interest, currency or exchange rates or tariffs or any trade wars; (ii) any act of God, hurricane, flood, tornado, fire, explosion, weather event, earthquake, landslide, other natural disaster, epidemic, pandemic (including

COVID-19), plague, other outbreak of illness or public health event (whether human or animal); (iii) changes in legal or regulatory conditions, including changes or proposed changes in Law or interpretations thereof (whether or not related to the COVID-19 pandemic or other pandemics, epidemics or public health emergencies); (iv) compliance by the Seller with its covenants and agreements contained in this Agreement; (v) the failure of the financial or operating performance of the Business to meet internal projections or budgets for any period prior to, on or after the date of this Agreement (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of “Business Material Adverse Effect” may be taken into account in determining whether there has been a Business Material Adverse Effect); (vi) the announcement or performance of this Agreement or the transactions contemplated hereby, including any losses of employees, cancelations of or delays in customer orders, any reduction in sales, any disruption in supplier, customer, distributor and similar relationships or the failure to obtain any supplier, customer or distributor consents; (vii) any matter or other item disclosed on the Disclosure Schedules or any fact known by the Buyer as of the date hereof; (viii) any changes in applicable accounting rules; (ix) any actions required under this Agreement to obtain any approval, waiver or consent from any Person; (x) any act or omission taken or not taken with the Buyer’s consent, whether or not required under this Agreement; or (xi) any material breach by the Buyer of its obligations under this Agreement; provided that, to the extent that any Effect in clauses (a), (b)(i), (b)(ii) or (b)(iii) materially and disproportionately has a greater adverse impact on the Business, taken as a whole, as compared to the adverse impact such Effect has on other Persons that are similarly situated and operating in the same industries as the Business operates, then only the incremental material and disproportionate impact of such Effect on the Business, taken as a whole, shall be taken into account in determining whether a Business Material Adverse Effect has occurred.
“Closing Working Capital” shall mean the Working Capital as of the Closing.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Commitment Letter” means that certain Commitment Letter dated as of May 21, 2022, by and among Kaman Corporation, a Connecticut corporation, and JPMorgan Chase Bank, N.A.
“Competition/Foreign Investment Law” shall mean the HSR Act and any other Law that prohibits, restricts or regulates competition, foreign investment, national security, antitrust, monopolization or restraint of trade.
“Confidentiality Agreement” shall mean the confidentiality agreement dated March 22, 2022 between the Buyer and the Seller.
“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.
“Court” means the High Court of Justice in England and Wales.
“COVID-19” shall mean SARS-Co-V-2 or COVID-19, and any variants, evolutions or mutations thereof or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.
“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directives, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case with respect to or in response to COVID-19 (or any worsening or escalation thereof), including the CARES Act and the Families First Act.
“Current Assets” shall mean the current assets of the Business included in the line items of the Illustrative Calculation of Working Capital set forth in Exhibit C.
“Current Liabilities” shall mean the current liabilities of the Business included in the line items of the Illustrative Calculation of Working Capital set forth in Exhibit C.
“Debt Obligations” shall mean, with respect to any Person as of any date without duplication, (a) the principal of and accreted value and accrued but unpaid interest in respect of (i) indebtedness for borrowed money of such Person, and (ii) indebtedness evidenced by notes, bonds, debentures or other similar instruments, the payment of which is such Person’s responsibility or liability, (b) all obligations of such Person for the deferred purchase price of goods or services (other than trade payables incurred in the ordinary course of business), (c) all indebtedness or obligations of any other Person of the types referred to in the preceding clauses (a) and (b) secured by any Encumbrance on any assets of such Person, and (d) guarantees of obligations of any other Person of the types described in clauses (a) and (b) above by such Person.
“Deed” shall mean the limited warranty deed conveying the Sold Real Property substantially in the form of Exhibit D.
“Disclosure Schedules” shall mean the Schedules delivered by the Seller concurrently with the execution and delivery of this Agreement.
“Encumbrance” shall mean any security interest, pledge, mortgage, lien, transfer restriction, charge, option, easement, adverse claim or right of first refusal.
“Environment” shall mean soil, surface water, groundwater, stream sediment, surface or subsurface strata and ambient air.

“Environmental Claim” shall mean any written notice, claim, demand, action, suit, complaint or proceeding by any Person alleging any actual or potential liability or violation under any Environmental Law.
“Environmental Law” shall mean any Law concerning pollution or protection of the Environment, or the management or Release of Hazardous Materials, that is in force and applicable to the operation of the Business.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Excluded Business” shall mean all of the businesses of the Seller and its Affiliates other than the Business.
“Existing Credit Agreement” shall mean the Second Amended and Restated Credit and Guaranty Agreement dated as of December 13, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Kaman Corporation, a Connecticut corporation, RWG Germany GmbH, a company organized under the laws of Germany, Kaman Lux Holdings S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg, having its registered office at 5, rue de Bonnevoie, L-1260 Luxembourg and registered with the Luxembourg register under number B200.366, the other subsidiary borrowers from time to time party thereto, the guarantor subsidiaries from time to time party thereto, the lenders and other parties from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.
“Family Member” shall mean, with respect to any Person, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, of such Person.
“Financing” shall mean, collectively, (a) any financing committed to by the commitment parties under the Commitment Letter and (b) any financing made available or to be made available under the Existing Credit Agreement.
“Financing Entities” shall have the meaning set forth in the definition of “Financing Parties”.
“Financing Parties” shall mean the entities that have committed to provide or otherwise entered into agreements in connection with the Financing, including the parties to the Commitment Letter (and any credit agreements or other loan documentation relating thereto) and/or the Existing Credit Agreement (collectively, the “Financing Entities”) and, in each case, their respective Affiliates and their and their respective Affiliates’ Representatives, stockholders, limited partners or members and their respective successors and assigns; provided that neither Buyer nor any Affiliate of Buyer shall be a Financing Party.
“Fraud” shall mean a knowing and intentional fraud in the making of a representation or warranty expressly stated in ARTICLE III or ARTICLE IV of this Agreement; provided that (a) such representation or warranty was materially false or materially inaccurate at the time such representation or warranty was made, (b) such representation or warranty was made with actual knowledge (and not imputed or constructive knowledge), without any duty of inquiry or investigation, that such representation or warranty was materially false or materially inaccurate, (c) such Party had the specific intent to deceive another Party and induce such Party to enter into this Agreement, and (d) such other Party reasonably relied on such materially false or materially inaccurate representation or warranty in entering into this Agreement. For the avoidance of doubt, “Fraud” shall not include equitable fraud, promissory fraud, unfair dealings fraud or any torts (including fraud), based on constructive or imputed knowledge, negligence or recklessness.
“GAAP” shall mean United States generally accepted accounting principles and practices.
“Government Bid” means any offer or proposal made by the Seller or any of its Affiliates which, if accepted, would result in a Government Contract.
“Government Contract” shall mean any (a) Government Prime Contract or (b) any subcontract under any such contract described in (a) to which the Seller or an Affiliate is a party and which is primarily related to the operation of the Business. A task, purchase or delivery order under a Government Contract will not constitute a separate Government Contract for purposes of this definition, but will be part of the Government Contract to which it relates, unless there is no such Government Contract under which such task, purchase or delivery order was delivered or to which it relates.
“Government Prime Contract” means any prime contract, grant agreement, cooperative agreement or other type of contract with a Governmental Authority to which the Seller or an Affiliate is a party and which is primarily related to the operation of the Business.
“Governmental Authority” shall mean any federal, state, local or foreign government, governmental, regulatory or administrative authority, agency or commission, or instrumentality of government, including state-owned or stated-controlled commercial entities, or any court, tribunal, judicial body or arbitrator (public or private) or any designee of a Governmental Authority, including any monitoring trustee appointed by the European Commission, the U.K. Competition and Markets Authority and/or the U.K. Secretary of State.
“Governmental Authority Settlement Documents” shall mean any and all agreement(s) or commitment(s) between (a) the Seller or the Buyer and (b) any

Governmental Authority, related to the approval process under applicable Competition/Foreign Investment Laws for the Acquisition.
“Governmental Order” shall mean any order, writ, injunction, decree, judgment, assessment or arbitration award of a Governmental Authority.
“Hazardous Material” shall mean any material that is listed or defined as a “hazardous substance,” “hazardous waste,” “hazardous material,” “toxic substance,” “pollutant,” “contaminant,” or any other term of similar import under, or any other material regulated due to its potentially harmful or deleterious properties under, any Environmental Law, including petroleum, asbestos, per- and polyfluoroalkyl substances and polychlorinated biphenyls.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Intellectual Property” shall mean any and all: (a) patents, (b) trademarks, trade names, brand names, logos and Internet domain or social media names or addresses and their associated goodwill, (c) copyrights and copyrightable works (including Software, databases and related items), (d) inventions, processes, formulae, technology, discoveries, know-how, trade secrets, specifications, designs, plans, manuals, drawings, research and all other confidential or proprietary information, (e) all other intellectual property rights, and all registrations and applications for any of the foregoing and (f) the right to all past and future income, royalties, damages, and payments due with respect to the foregoing, including rights to damages and payments for past, present, or future infringements, misappropriations, or other violations thereof.
“Intercompany Obligations” shall mean all intercompany notes, cash advances and payables between the Seller or its Affiliates (other than the Business), on the one hand, and the Business, on the other hand, including those set forth on Schedule 1.1(c).
“Key Personnel” shall mean the individuals listed on Schedule 1.1(d).
“Knowledge of the Buyer” shall mean the actual knowledge (without inquiry) of the individuals listed on Schedule 1.1(e).
“Knowledge of the Seller” shall mean the actual knowledge (without inquiry) of the individuals listed on Schedule 1.1(f).
“Law” shall mean any statute, law, ordinance, regulation, or rule of any Governmental Authority.
“Liabilities” shall mean any debt, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), including all costs and expenses relating thereto.
“Panel” means the UK Panel on Takeovers and Mergers.

“Patent Assignment Agreement” shall mean the patent assignment agreement, dated as of the Closing Date, to be entered into between the Seller and the Buyer substantially in the form of Exhibit E.
“Permits” shall mean any permits, concessions, licenses, certificates, registrations, exemptions, approvals and authorizations of any Governmental Authority.
“Permitted Encumbrances” shall mean (a) statutory Encumbrances for Taxes, assessments and other charges of Governmental Authorities not yet due and payable or being contested in good faith, (b) Encumbrances in respect of property or assets imposed by Law or by agreement that were incurred in the ordinary course of business, such as carriers’, warehousemen’s, materialmen’s, mechanics’ and landlord’s liens and other similar liens, and retention of title rights, (c) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation, (d) any matter that would be revealed by an accurate survey of any real property except as would not, individually or in the aggregate, materially impair the value or continued use and operation of the property to which it relates in the Business as presently conducted, (e) any easements, restrictions, covenants or similar matters relating to real property except as would not, individually or in the aggregate, materially impair the value or continued use and operation of the property to which it relates in the Business as presently conducted, (f) purchase money liens, and (g) non-exclusive licenses in Intellectual Property granted in the ordinary course of business.
“Person” shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company, Governmental Authority or other entity.
“Personal Information” means any information that identifies or, alone or in combination with any other information, could reasonably be used to identify, locate, or contact a natural Person, including name, street address, telephone number, email address, identification number issued by a Governmental Body, credit card number, bank information, customer or account number, online identifier, device identifier, IP address, browsing history, search history, or other website, application, or online activity or usage date, location data, biometric data, medical or health information, or any other information that is considered “personally identifiable information,” “personal information,” or “personal data” under applicable Law.
“Pre-Novation Subcontract Agreement” shall mean the pre-novation subcontract agreement, dated as of the Closing Date, to be entered into by the Seller (or its Affiliate) and the Buyer (or its designated direct or indirect wholly owned subsidiary), substantially in the form of Exhibit F.
“Proceeding” shall mean any judicial, administrative or arbitral actions, suits, claims or counterclaims, litigation, investigation (for which a Governmental Authority has provided notice), criminal prosecution or proceedings (public or private) by or before any Governmental Authority.

“Release” shall have the meaning provided in 42 U.S.C. Section 9601(22).
“Retained Names and Marks” shall mean “Parker”, “Hannifin” and “Parker-Hannifin”, the “Parker” logo and the Parker “P” logo, alone or in combination with any other names or works, and together with all non-English equivalents thereof, all variations, derivations and abbreviations thereof, all confusingly or dilutively similar names and marks, any trademarks, trade names, brand marks, brand names, trade dress, logos, URLs, websites and domain and social media names and addresses relating to such names or works and any other identifiers of source containing, in combination with or incorporating the foregoing.
“Sanctioned Country” means a country or territory that is the subject of comprehensive sanctions pursuant to any Sanctions and Export Control Laws.
“Sanctioned Person” means any Person (a) designated on any list maintained pursuant to Sanctions and Export Control Laws, (b) majority-owned by a Person or Persons designated on any such list, or (c) organized or resident in a Sanctioned Country.
“Sanctions and Export Control Laws” means any applicable economic sanctions, trade restrictions or Laws regulating or restricting the import, export or re-export of goods, services, software or technology administered or enforced by the U.S. Government, United Nations, the European Union or the United Kingdom, including the U.S. Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, U.S. Customs and Border Protection, and the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, or Her Majesty’s Treasury.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Laws” means (i) the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, (ii) the Exchange Act, (iii) all other rules and regulations of the SEC, including Regulation S-X, and (iv) the listing rules of the New York Stock Exchange.
“Seller Material Adverse Effect” shall mean a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement.
“Shared Contract” means the contracts set forth on Schedule 1.1(g) to which the Seller or its Affiliates is a party, which is not primarily related to, used or held for use in the Business, but otherwise relates in part to the Business (and which is not otherwise a Sold Asset).
“Shared Contractual Liabilities” means any Liabilities in respect of Shared Contracts.
“Shared Intellectual Property” means any Intellectual Property, other than the Sold Intellectual Property, the Retained Names and Marks and the Seller’s information technology resources or systems owned or controlled by the Seller or its subsidiaries, which is used non-exclusively by the Business immediately prior to the Closing and as to which the Seller or its Affiliates own or otherwise have the right to grant to the Buyer the rights granted to the Buyer hereunder.
“Shared Seller Policies” means any occurrence-based Business Insurance Policies held in the name of the Seller or any of its Affiliates that are in effect at or prior to the Closing.
“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models, methodologies, firmware, tools, data files, graphics, schematics,, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, and (c) all documentation, including user manuals and other training documentation, related to any of the foregoing.
“subsidiaries” shall mean, with respect to any Person, any other Person 50% or more of the voting equity of which is owned, directly or indirectly, by such first Person or by one or more subsidiaries of such first Person or a combination thereof.
“Target Working Capital” shall mean $6,750,000.
“Tax” or “Taxes” shall mean any taxes of any kind, including those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, goods and services, withholding, payroll, employment, excise, severance, stamp, occupation, premium, real property transfer, real property transfer gains, value added, property or windfall profits taxes, customs, duties or similar fees, similar assessments or similar charges, together with any related interest, penalties, additions to tax or additional amounts imposed by any Governmental Authority.
“Tax Return” shall mean any return, form, report or statement required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.
“Taxing Authority” shall mean, with respect to any Tax, the Governmental Authority that imposes such Tax and the agency (if any) charged with the collection of such Tax for such Governmental Authority.
“Transition Services Agreement” shall mean the transition services agreement, dated as of the Closing Date, to be entered into by the Seller and the Buyer, substantially in the form of Exhibit G.
“Treasury Regulations” shall mean the Treasury Regulations promulgated under the Code.
“Willful Breach” shall mean an action or failure to act by one of the Parties that constitutes a material breach or material violation of any covenant or agreement set forth in this Agreement, and such action was taken or such failure occurred with such

Party’s knowledge or intention that such action or failure to act constituted or would cause a material breach or material violation of such covenant or agreement set forth in this Agreement.
“Working Capital” shall mean, as of the date of computation, (a) the Current Assets, minus (b) the Current Liabilities, each computed consistently in accordance with the Accounting Methods.
1.2Other Defined Terms. The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Accounting Firm	5.9(f)
Acquisition	Recitals
Additional Business Financial Statements	5.9(f)
Agreement	Preamble
Assumed Liabilities	2.3(a)
Balance Sheet	3.3
Balance Sheet Date	3.3
Business	Recitals
Business Financial Statements	5.9(f)
Business Insurance Policies	3.15
Buyer	Preamble
Buyer Indemnified Persons	9.2
Buyer Releasing Parties Buyer’s Flexible Account Plan	5.16 5.5(h)
Buyer’s Welfare Plans	5.5(e)
Closing	2.8
Closing Balance Sheet	2.5(b)
Closing Date	2.8
Closing Purchase Price	2.4
Consent End Date	5.9(b)
CPA Firm	2.5(c)
Effect	Definition of “Business Material Adverse Effect”
End Date	8.1(b)
Estimated Balance Sheet	2.5(a)
Estimated Working Capital	2.5(a)
Excluded Assets	2.2
FAR	5.18(a)
Final Statement	2.5(c)
Final Working Capital	2.5(b)
Flex Plan Amount	5.5(h)
General Enforceability Exceptions	3.2
Guarantor	Preamble
Indemnified Party	9.6

Term	Section
Indemnifying Party	9.6
Interim Business Financial Statements	5.9(f)
Losses	9.2
Material Contracts	3.13(a)
Meggitt	Recitals
Novation Agreement	5.18(a)
Offer	Recitals
Other Advisors	5.9(f)
Parker Marks	5.12(a)
Party/Parties	Preamble
Post-Closing Statement	2.5(b)
Post-Closing Statement Objection	2.5(c)
Pre-Closing Appeals	5.4(c)
Pre-Closing Statement Pre-Novation Period	2.5(a) 5.18(b)
Privileged Communications	10.17
Purchase Price	2.4
R&W Insurance Policy Retained Liabilities	9.9 2.3(b)
Seller	Preamble
Seller Benefit Plans	3.10(a)
Seller Indemnified Persons	9.3
Seller Released Parties	5.16
Seller’s Flexible Account Plan	5.5(h)
Seller’s Welfare Plans	5.5(e)
Sold Assets	2.1
Sold Contracts	2.1(c)
Sold Intellectual Property	2.1(e)
Sold Real Property	2.1(k)
Specified Claims	5.16
Third Party Claim	9.6
Total Consideration	2.4
Transfer Taxes	5.4(d)
Transferred Employees	5.5(a)
Transition	5.15(a)
Year-end Financial Information	3.3

1.3Certain Interpretive Matters.
(a)The words “hereof,” “herein,” “hereby,” “hereinafter” and “hereunder” and words of similar import, when used in this Agreement, the Ancillary Agreements or the Exhibits or Disclosure Schedules hereto, refer to this Agreement, the Ancillary Agreement or the Exhibit or Disclosure Schedule in which any such word is used and not to any particular provision of this Agreement, the Ancillary Agreements or the Exhibits or Disclosure Schedules in which any such word is used. References to any Article, Section, Disclosure Schedule and Exhibit refer to an Article or Section of, or a Disclosure Schedule or Exhibit to, this Agreement unless otherwise expressly specified.
(b)In this Agreement, the Ancillary Agreements and the Exhibits and Disclosure Schedules hereto, (i) the meaning of defined terms shall be equally applicable to the singular and plural forms of the defined terms; (ii) any pronoun or pronouns shall be deemed to include both the singular and the plural; (iii) the term “or” is disjunctive but, depending on the context, not necessarily exclusive; (iv) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import; (v) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”; (vi) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto; (vii) any reference to any Law shall be deemed also to refer to all rules and regulations promulgated under such Law, unless the context expressly requires otherwise; (viii) references to dollars or “$” shall mean U.S. dollars; (ix) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media); and (x) any reference to gender shall include all genders.
(c)The provision of a Table of Contents and the division of this Agreement, the Ancillary Agreements or the Exhibits and Disclosure Schedules hereto into Articles, Sections and other subdivisions and the insertion of headings herein and therein are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement, the Ancillary Agreements or the Exhibits and Disclosure Schedules hereto, as the case may be. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified. All references to any “Section” in any Ancillary Agreement, Exhibit or Disclosure Schedule hereto are to the corresponding Section of such Ancillary Agreement, Exhibit or Disclosure Schedule in which such reference appears, unless otherwise specified.
(d)The Parties have participated jointly in the negotiation and drafting of this Agreement, the Ancillary Agreements and the Exhibits and Disclosure Schedules hereto. In the event an ambiguity or question of intent or interpretation arises, this Agreement, the Ancillary Agreements and the Exhibits and Disclosure Schedules hereto must be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement, the Ancillary Agreements or the Exhibits or Disclosure Schedules hereto.
(e)When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the Ancillary Agreements or any Exhibit or Disclosure Schedule hereto, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(f)The Exhibits and Disclosure Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Disclosure Schedules annexed hereto or referred to herein are hereby incorporated into and made a part of this Agreement as if set forth in full herein. Any matter or item disclosed on one Disclosure Schedule shall be deemed to have been disclosed and incorporated by reference in each other Disclosure Schedule, but only to the extent that the relevance of such matter or item to such other Disclosure Schedule is reasonably apparent on its face. No disclosure on a Disclosure Schedule relating to a possible breach or violation of any contract, Law or Governmental Order shall be construed as an admission or indication that such breach or violation exists or has actually occurred. Information, matters and items disclosed or reflected in the Disclosure Schedules are not necessarily limited to information, matters and items that are required by this Agreement to be disclosed in the Disclosure Schedules. The disclosure of any information, matter or item in any Disclosure Schedule shall not be deemed to constitute an acknowledgement that any such information, matter or item (or any non-disclosed information, matter or item of comparable or greater significance) is required to be disclosed or is otherwise material. Any capitalized terms used in any Disclosure Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. Any disclosure in the Disclosure Schedules that refers to a document is qualified in its entirety by reference to the text of such document, including all amendments, exhibits, schedules and other attachments thereto.
(g)In respect of ARTICLE III and ARTICLE IV, any document or item will be deemed “delivered,” “provided,” “disclosed” or “made available” (or any other words of similar import) by the Seller or its Affiliates, as applicable, within the meaning of this Agreement if such document or item is included in the Project Condor electronic data room maintained by Merrill Datasite on behalf of the Seller made available to the Buyer.
(h)A contract, asset or right shall be deemed to be “primarily related to” or “primarily used or held for use in” the Business only if, as of the date of this Agreement or the Closing, such contract, asset or right is used in connection with the Business more than it is used in connection with the Excluded Business.
(i)For purposes of this Agreement, the Ancillary Agreements or any Exhibit or Disclosure Schedule hereto, the term “commercially reasonable efforts” or “reasonable best efforts” shall not be deemed to require any Person to give any guarantee or other consideration of any nature, including in connection with obtaining any consent or waiver, or to consent to any change in the terms of any agreement or arrangement.
ARTICLE II
PURCHASE AND SALE
2.1Purchase and Sale of the Sold Assets. On the Closing Date and subject to the terms and conditions set forth in this Agreement, the Seller shall sell, assign, transfer, convey and deliver to the Buyer, and the Buyer shall purchase and acquire from the Seller, free and clear of all Encumbrances, other than Permitted

Encumbrances, all of the Seller’s right, title and interest in, to and under the Sold Assets. The term “Sold Assets” shall mean all of the Seller’s right, title and interest in and to all assets (other than the Excluded Assets) of whatever kind and nature, real and personal, tangible or intangible, that are owned, leased or licensed by the Seller on the Closing Date primarily relating to or primarily used or held for use in connection with the Business, including all right, title and interest of Seller in, to and under the following:
(a)all machinery, equipment, computer hardware, tools, tooling, office and design and development equipment, test equipment, business machines, furniture, furnishings and other tangible personal property located at the Sold Real Property, including those described or listed on Schedule 2.1(a);
(b)all inventory of raw materials, finished goods and work-in-process, packaging, supplies, parts and other inventories located at the Sold Real Property, including those described or listed on Schedule 2.1(b);
(c)subject to Section 5.15 with respect to Shared Contracts, and Section 5.18 with respect to Government Prime Contracts, (i) the contracts set forth on Schedule 2.1(c), (ii) all open sales orders with customers and all open purchase orders with suppliers, in each case, arising primarily from the operation of the Business, and (iii) any other contract (including sales orders and purchase orders) entered into by the Seller in the ordinary course of business after the date of this Agreement that relates primarily to the operation of the Business and entered into in accordance with the terms of this Agreement, whether or not set forth on Schedule 2.1(c) (collectively, the “Sold Contracts”);
(d)all books and records, customer and supplier lists and other customer and supplier information, research and development files (including, for the avoidance of doubt, those files related to electric brakes, carbon brakes, brake health monitoring systems and initial research into additive manufacturing), testing and qualification documents and files, product files, equipment logs, operating guides and manuals, personnel and employment records relating to Transferred Employees to the extent not prohibited by Law and subject to the consent of such Transferred Employees where required by Law, websites, domain names, internet and social media addresses, phone numbers and other lists and documents primarily related to the Business (other than Tax records, litigation files and books, records, lists or documents related to Excluded Assets or the Retained Liabilities), except that Seller is entitled to retain copies of any such materials that are necessary in its reasonable judgment for Tax, accounting, personnel or legal purposes (including Exchange Act reporting);
(e)all Intellectual Property set forth on Schedule 2.1(e) (collectively, the “Sold Intellectual Property”);
(f)all Permits listed on Schedule 2.1(f), but only to the extent such Permits may be transferred under applicable Law or their applicable terms;

(g)all rights, claims, causes of action and credits, including all guarantees, warranties, indemnities, refunds, set-offs and similar rights, in favor of the Seller to the extent primarily relating to any other Sold Asset, the Buyer’s portion of Shared Contracts or to any Assumed Liability;
(h)all accounts receivable primarily related to the Business;
(i)all credits, prepaid expenses, advance payments, security deposits, escrows, deferred charges and prepaid items of the Seller that are primarily owned or primarily used, primarily held for use or that primarily arise out of the operation or conduct of the Business or the ownership or use of the Sold Assets;
(j)all causes of action, claims, credits, demands or rights of set-off of any nature, to the extent primarily related to the Business, the Sold Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;
(k)the real estate parcels that are specifically listed or described in Schedule 2.1(k), together with the buildings and improvements thereon, fixtures related thereto, and any rights or easements appurtenant thereto (collectively, the “Sold Real Property”); and
(l)the properties and assets set forth on Schedule 2.1(l).
2.2Excluded Assets. Other than the Sold Assets subject to Section 2.1, the Buyer acknowledges and agrees that it is not purchasing or acquiring, and the Seller is not selling, assigning, transferring, conveying or delivering any other assets or properties, and all such other assets and properties of the Seller shall be excluded from the Sold Assets (collectively, the “Excluded Assets”). The term “Excluded Assets” shall include each of the following assets:
(a)any cash or cash equivalents owned by the Seller;
(b)the organizational documents, taxpayer and other identification numbers, minute and record books of the Seller;
(c)all real property owned by the Seller other than the Sold Real Property;
(d)any assets and properties used in the Business that have been disposed of in the ordinary course, consistent with past practice, since the date of this Agreement;
(e)except to the extent provided in Section 5.17, any rights to the Seller’s insurance policies, premiums or proceeds from insurance coverages, and any other recovery by Seller from any Person;
(f)any rights to any refunds, credits, prepayments, overpayments and deposits of the Seller with any Governmental Authority, in each case relating to Taxes;

(g)all Tax Returns and financial statements of the Seller and the Business and all records (including working papers) related thereto;
(h)all of the Seller’s causes of action, claims, credits, demands or rights of set-off against third parties, to the extent solely related to any other Excluded Asset, including any books, records and privileged information to the extent relating solely thereto;
(i)all Intellectual Property that is not Sold Intellectual Property, including the Retained Names and Marks and the Shared Intellectual Property;
(j)all rights that accrue to the Seller under this Agreement or any Ancillary Agreement;
(k)all assets used in providing the services under the Transition Services Agreement and, except as provided pursuant to the Transition Services Agreement, the right of the Business to receive such services;
(l)all rights of the Seller under, all funds and property held in trust or any other funding vehicle pursuant to, and all insurance contracts providing funding for, any Seller Benefit Plans;
(m)all assets primarily used or held for use in connection with the Excluded Business; and
(n)personnel or employment records of employees that are not Transferred Employees, and personnel or employment records of any Transferred Employees where prohibited by Law or whose consent to such transfer is required by applicable Law to the extent such Transferred Employee has not consented to such transfer; and
(o)the properties and assets set forth on Schedule 2.2(o).
Notwithstanding anything to the contrary contained in this Agreement or any of the Ancillary Agreements, the Buyer acknowledges and agrees that all of the following shall remain the property of the Seller, and neither the Buyer nor any of its Affiliates shall have any interest therein: (w) all records and reports prepared or received by the Seller or any of its Affiliates in connection with the sale of the Business and the transactions contemplated hereby, including all analyses relating to the Business or the Buyer so prepared or received; (x) all confidentiality agreements entered into with prospective purchasers of the Business or any portion thereof; (y) all bids and expressions of interest received from third parties with respect thereto; and (z) all privileged materials, documents and records in the possession of the Seller or its Affiliates, to the extent such materials, documents and records are (i) not related to the Business or (ii) related to any Excluded Asset or Retained Liability.

2.3Assumption of Liabilities; Retained Liabilities.
(a)Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Buyer shall assume effective as of the Closing, and shall thereafter pay, perform, be responsible for and discharge as and when due any and all Liabilities of the Seller to the extent relating to, resulting from, or arising out of, the past, present or future operation or conduct of the Business or ownership or use of the Sold Assets (other than the Retained Liabilities), whether arising prior to, on or after the Closing, and whether accrued or unaccrued, fixed or variable, known or unknown, absolute or contingent, matured or unmatured or determined or determinable as of the Closing (collectively, the “Assumed Liabilities”). Buyer’s obligations under this Section 2.3(a) will not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty, covenant or agreement contained in this Agreement or the Ancillary Agreements or any closing or other document contemplated by this Agreement or the Ancillary Agreements, any right or alleged right of indemnification hereunder or for any other reason.
(b)Retained Liabilities. The Seller shall retain and be responsible only for the following Liabilities relating to the Business following the Closing (the “Retained Liabilities”):
(i)Liabilities for which the Seller expressly has responsibility pursuant to the terms of this Agreement or any Ancillary Agreement;
(ii)Liabilities of Seller solely and to the extent related to or arising out of the Excluded Assets;
(iii)Liabilities for any transaction expenses incurred and payable by the Seller in connection with the transactions contemplated by this Agreement;
(iv)Liabilities for Taxes imposed on (A) Seller or its Affiliates for any tax period and (B) with respect to the Sold Assets for any taxable period (or portion thereof) ending on or prior to the Closing Date pursuant to Section 5.4(b);
(v)except as otherwise provided in Section 5.5, all Liabilities under or with respect to, or related to the sponsorship of, any Seller Benefit Plan;
(vi)all Liabilities arising out of any Debt Obligations of the Seller; and
(vii)Liabilities to the extent related to or arising out of the matters set forth on Schedule 2.3(b)(vii).
2.4Purchase Price. On the Closing Date and subject to the terms and conditions set forth in this Agreement, in consideration of the sale, assignment, transfer, conveyance and delivery of the Sold Assets, the Buyer shall (a) pay to the Seller an aggregate amount equal to $440,000,000 (the “Closing Purchase Price”), as adjusted pursuant to Section 2.5(a), by wire transfer of immediately available funds in U.S. dollars to one or more accounts of the Seller designated at least two Business Days prior to the Closing Date, and (b) assume the Assumed Liabilities (collectively, the “Total Consideration”). The Closing Purchase Price shall be adjusted prior to the Closing Date pursuant to Section 2.5(a). After the Closing Date, the Closing Purchase Price shall be adjusted pursuant to Sections 2.5(b)-(e). The Closing Purchase Price, plus or minus the adjustment amount determined pursuant to Section 2.5(b)-(e), shall be the “Purchase Price.” For the avoidance of doubt, the Purchase Price and Total Consideration specified in this Section 2.4 do not include any Transfer Taxes. The Buyer shall pay such Transfer Taxes in accordance with Section 5.4(d) of this Agreement in addition to the Purchase Price and Total Consideration specified in this Section 2.4.
2.5Purchase Price Adjustment.
(a)Pre-Closing Statement. No later than five Business Days prior to the Closing Date, the Seller shall prepare and deliver to the Buyer a written statement together with any relevant supporting materials (the “Pre-Closing Statement”) setting forth (i) a balance sheet of the Business as of the Closing (the “Estimated Balance Sheet”) and (ii) the Seller’s calculation of a good-faith estimate of (A) the Closing Working Capital as derived therefrom (the “Estimated Working Capital”), and (B) the Closing Purchase Price as adjusted as provided below to give effect to the Estimated Working Capital. The Estimated Balance Sheet (and the Estimated Working Capital derived therefrom) shall be prepared in accordance with the Accounting Methods. The Seller shall consider in good faith any comments or objections to any amounts set forth in the Pre-Closing Statement notified to it by the Buyer prior to the Closing, and if, prior to the Closing, the Seller and the Buyer agree to make any modification to the Pre-Closing Statement, then the Pre-Closing Statement as so modified shall be deemed to be the Pre-Closing Statement for purposes of calculating the Closing Purchase Price; provided that (x) the Seller shall be under no obligation to accept any proposed modifications that the Seller determines in good faith are not appropriate and (y) it is hereby acknowledged that the acceptance of any such proposed modifications shall not constitute a condition to the Buyer’s obligations to consummate the transactions contemplated by this Agreement. If the Seller and the Buyer fail to agree upon the amounts set forth in the Pre-Closing Statement at least two days prior to the Closing Date, then the Pre-Closing Statement as provided by the Seller shall be used for purposes of calculating the Closing Purchase Price without prejudice to the Buyer’s rights to assert such objections thereto pursuant to Section 2.5(c), and such failure of the Seller and the Buyer to agree shall have no effect on the Parties’ respective obligation to consummate the transactions contemplated by this Agreement or require that the contemplated Closing Date be postponed or otherwise delayed. No failure by the Buyer to raise any objection or dispute pursuant to this Section 2.5(a) shall prejudice the Buyer’s right to raise any matter pursuant to Section 2.5(c). If the Estimated Working Capital (as set forth in the Pre-Closing Statement) is less than the Target Working Capital, then the Closing Purchase Price shall be adjusted downward by an amount equal to the amount of the deficiency between the Target Working Capital and the Estimated Working Capital. If the Estimated Working Capital (as set forth in the Pre-Closing Statement) is greater than the Target Working Capital, then the Closing Purchase Price shall be adjusted upward by an amount equal to the amount of the excess between the Estimated Working Capital and the Target Working Capital. If the Estimated Working Capital is equal to the Target Working Capital, then no adjustment shall be made to the Closing Purchase Price with respect to the Estimated Working Capital.

(b)Post-Closing Statement. Within 90 days after the Closing Date, the Buyer shall cause to be prepared and delivered to the Seller a written statement together with any relevant supporting materials (the “Post-Closing Statement”) setting forth (i) a balance sheet of the Business as of the Closing (the “Closing Balance Sheet”) and (ii) the Buyer’s calculation of (A) the Closing Working Capital as derived therefrom (“Final Working Capital”), and (B) the Closing Purchase Price to give effect to the Final Working Capital. The Closing Balance Sheet (and the Final Working Capital derived therefrom) shall be prepared in accordance with the Accounting Methods.
(c)Dispute. Within 30 days following receipt by the Seller of the Post-Closing Statement, the Seller shall deliver written notice to the Buyer of any dispute it has with respect to the Post-Closing Statement (the “Post-Closing Statement Objection”) setting forth a specific description of the basis of the Post-Closing Statement Objection, the adjustments to the Post-Closing Statement which the Seller believes should be made, and the Seller’s calculation of the Final Working Capital and the Closing Purchase Price as adjusted thereby. The Seller shall be deemed to have accepted any items not specifically disputed in the Post-Closing Statement Objection. Failure to so notify the Buyer within such 30-day period shall constitute acceptance and approval of the Buyer’s calculation of the Final Working Capital and the Closing Purchase Price set forth in the Post-Closing Statement. During such 30-day period, the Buyer shall, at the request of the Seller, on reasonable prior notice from the Seller and during normal business hours, afford the Seller reasonable access to the books and records with respect to the Business (to the extent relevant to the determination of the Final Working Capital) and otherwise reasonably cooperate with the Seller in connection with its preparation of the Post-Closing Statement Objection. The Buyer shall have 30 days following the date it receives the Post-Closing Statement Objection to review and respond to the Post-Closing Statement Objection. If the Seller and the Buyer are unable to resolve all of their disagreements with respect to the determination of the foregoing items by the 30th day following the Buyer’s response to the Post-Closing Statement Objection, after having used their good-faith efforts to reach a resolution, either the Seller or the Buyer shall refer their remaining differences to Ernst & Young or, if such firm refuses to accept such engagement, another nationally recognized firm of independent public accountants as to which the Seller and the Buyer mutually agree acting promptly and in good faith (in either case, the “CPA Firm”) to resolve their dispute. The CPA Firm will act as an expert, not an arbitrator. As promptly as practicable, and in any event not more than 15 days after the CPA Firm is engaged, the Seller and the Buyer shall each prepare and submit a written presentation detailing each Party’s complete statement of proposed resolution of the dispute to the CPA Firm. As soon as practicable thereafter, the Seller and the Buyer shall cause the CPA Firm to choose either the Seller’s or the Buyer’s positions based solely upon the written presentations of the Seller and the Buyer. The CPA Firm shall make such determination with respect to the Final Working Capital in accordance with the Accounting Methods on a basis consistent with the Estimated Working Capital, and, in each case, only with respect to the specific remaining accounting-related differences so submitted in such written presentations. In resolving any such unresolved disputed item, the CPA Firm will not assign a value to any item greater than the greatest value claimed for such item by either Party or lower than the lowest value claimed for such item by either Party in the

Post-Closing Statement and the Post-Closing Statement Objection. The Party whose position is not accepted by the CPA Firm shall be responsible for and pay all of the fees and expenses of the CPA Firm. The Buyer and the Seller each agree to execute, if requested by the CPA Firm, a reasonable engagement letter. The Seller and the Buyer shall request that the CPA Firm use its best efforts to render its determination within 45 days after referral. All determinations made by the CPA Firm will be limited to the matters submitted to the CPA Firm by the Buyer and the Seller and shall be final, conclusive and binding on the Parties, and none of the Buyer, the Seller or any of their respective Affiliates shall seek further recourse from Governmental Authorities, other than to enforce the CPA Firm’s determination. Judgment may be entered to enforce such determination in any court of competent jurisdiction. The Seller and the Buyer shall make reasonably available to the CPA Firm all relevant books and records, any work papers (including those of the Parties’ respective accountants) and supporting documentation relating to the Post-Closing Statement and all other items reasonably requested by the CPA Firm. The “Final Statement” shall be (i) the Post-Closing Statement in the event that (A) no Post-Closing Statement Objection is delivered to the Buyer during the initial 30-day period specified above or (B) the Seller and the Buyer so agree in writing, (ii) the Post-Closing Statement, adjusted in accordance with the Post-Closing Statement Objection, in the event that (A) the Buyer does not respond to the Post-Closing Statement Objection during the 30-day period specified above following receipt by the Buyer of the Post-Closing Statement Objection or (B) the Seller and the Buyer so agree in writing or (iii) the Post-Closing Statement, as adjusted pursuant to the agreement of the Buyer and the Seller or as determined by the CPA Firm together with any other modifications to the Post-Closing Statement agreed upon in writing by the Seller and the Buyer prior to the determination by the CPA Firm. Any adjustment or non-adjustment to the Purchase Price shall not form the basis for any claim for damages pursuant to this Agreement. The Parties’ payment obligations under this Section 2.5 will not be subject to offset or reduction by reason of any actual or alleged breach of, or inaccuracy in, any representation, warranty, covenant or agreement contained in this Agreement or the Ancillary Agreements, and any right or alleged right of indemnification hereunder or for any other reason. The process set forth in this Section 2.5(c) shall be the sole and exclusive remedy of the Parties and their respective Affiliates for any disputes related to the Closing Purchase Price or the Purchase Price and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith. For the avoidance of doubt, the Parties acknowledge and agree that the calculations to be made pursuant to this Section 2.5 are not intended to be used to adjust for errors or omissions, under GAAP or otherwise, that may be found in the Year-end Financial Information or the Target Working Capital. No event, act, change in circumstances or similar development, including any market or business development or changes in GAAP or applicable Law, arising or occurring after the Closing, shall be taken into consideration in the calculations to be made pursuant to this Section 2.5 (even if GAAP would require such matter to be taken into consideration in such calculations).
(d)Downward Adjustment. If the Closing Purchase Price set forth on the Final Statement is less than the Closing Purchase Price paid at Closing, then the

Closing Purchase Price shall be adjusted downward by an amount equal to the amount of the deficiency between the Closing Purchase Price as set forth in the Final Statement and Closing Purchase Price paid at Closing, and the Seller shall pay or cause to be paid such amount by wire transfer of immediately available funds in U.S. dollars to an account designated by the Buyer. Such payment shall be made within three Business Days after the later of the date on which the Final Statement is determined and the date when the Buyer designates to the Seller the payment account details.
(e)Upward Adjustments. If the Closing Purchase Price set forth on the Final Statement is greater than the Closing Purchase Price paid at Closing, then the Closing Purchase Price shall be adjusted upward by an amount equal to the amount of the excess between the Closing Purchase Price set forth on the Final Statement and the Closing Purchase Price paid at Closing, and the Buyer shall pay or cause to be paid such amount by wire transfer of immediately available funds in U.S. dollars to an account designated by the Seller. Such payment shall be made within three Business Days after the later of the date on which the Final Statement is determined and the date when the Seller designates to the Buyer the payment account details.
(f)Payments. Any amount required to be paid by the Buyer or the Seller under this Agreement that is not paid within the period specified for such payment shall bear interest on a daily basis, from and including the date such payment was required to be made hereunder, to but excluding the date of payment, at a rate per annum equal to 200 basis points plus the rate of interest publicly announced by JPMorgan Chase Bank from time to time as its prime rate in effect at its office located at 270 Park Avenue, New York, New York, in effect from time to time during the period from the date such payment was required to be made hereunder, to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of three hundred sixty-five days and the actual number of days elapsed.
2.6Allocation of Total Consideration. The Total Consideration, including any adjustments thereto, shall be allocated among the Sold Assets using the methodology set forth on Schedule 2.6. The Buyer shall deliver to the Seller a proposed allocation of the amount allocated among the Sold Assets no later than 60 days after the Closing Date, and the Seller will provide any comments, questions or objections with respect thereto no later than 30 days after the delivery of the proposed allocation by the Buyer.  The Parties agree that the allocation of the Total Consideration pursuant to Schedule 2.6 is in accordance with the fair market value of such Sold Assets and Section 1060 of the Code and, to the extent not inconsistent therewith, any other applicable Tax Law.  The Parties shall cooperate to comply with all substantive and procedural requirements of Section 1060 of the Code and any regulations thereunder and, to the extent not inconsistent therewith, any other applicable Tax Law, and the allocations shall be adjusted and/or supplemented if, and to the extent, necessary to comply with the requirements of Section 1060 of the Code and, to the extent not inconsistent therewith, any other applicable Tax Law.  Neither the Buyer nor the Seller will take, nor permit any Affiliate to take, any position inconsistent with the allocations set forth on Schedule 2.6 or, if applicable, such adjusted or supplemental allocation.

Each of the Seller and the Buyer agrees that it shall attach to its Tax Returns for the tax year in which the Closing shall occur an information statement on Form 8594, which shall be completed in accordance with the allocations set forth on Schedule 2.6, and shall, and shall cause their respective Affiliates to, cooperate with each other in preparing and filing any supplements to such form as may be required under Section 1060 of the Code and any other applicable Tax Law.  The Parties agree to notify each other with respect to the initiation of any inquiry, claim, assessment, audit or Proceeding by any Taxing Authority relating to the allocations and agree to consult with each other with respect to any such inquiry, claim, assessment, audit or Proceeding by any Taxing Authority.
2.7Prorations. On the Closing Date, all utility charges and other similar periodic obligations (other than Taxes, which will be allocated as provided in Section 5.4), related to the Sold Real Property will be prorated as of the Closing Date. Whenever possible, such prorations will be based on actual, current payments by the Seller, and to the extent such actual amounts are not available, such prorations will be estimated as of the Closing Date based on actual amounts for the most recent comparable billing period. When the actual amounts become known, such prorations will be recalculated by the Buyer and the Seller, and the Buyer or the Seller, as the case may be, promptly (but not later than five Business Days after notice of payment due) will make any additional payment or refund so that the correct prorated amount is paid by each of the Buyer and the Seller.
2.8The Closing. Unless this Agreement shall have been terminated pursuant to ARTICLE VIII, subject to ARTICLE VI and ARTICLE VII, the closing (the “Closing”) of the transactions contemplated by this Agreement shall take place at the offices of Jones Day, 901 Lakeside Avenue, Cleveland, Ohio 44114, on the third Business Day following the satisfaction or waiver (to the extent legally permitted) of all of the conditions set forth in ARTICLE VI and ARTICLE VII (other than those conditions that are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place and time as may be agreed upon by the Parties (including remotely via the exchange of executed documents and other deliverables through electronic transmission of portable document format). The date on which the Closing actually takes place is referred to as the “Closing Date”. All proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been taken and executed and delivered simultaneously, and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered. Legal title, equitable title and risk of loss with respect to the Sold Assets will be deemed transferred to or vested in the Buyer, and the transactions contemplated by this Agreement will be deemed effective for Tax, accounting and other computational purposes, and the Parties will treat the Closing as if it had occurred, as of 12:01 a.m. (Eastern Time) on the Closing Date. Notwithstanding the foregoing, the Closing Date will not be earlier than July 1, 2022.
2.9Deliveries at the Closing.

(a)Deliveries by the Seller. At or prior to the Closing, the Seller shall deliver or cause to be delivered to the Buyer the following:

(i)the Ancillary Agreements to which the Seller or any of its Affiliates is a party, duly executed by the Seller or such Affiliate;
(ii)a certificate of good standing of the Seller, issued by the Secretary of State of the State of Ohio, dated as of the most recent practicable date;
(iii)certified copies of resolutions duly adopted by the board of directors of the Seller evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby; and
(iv)a certificate, to the extent applicable, from the Seller certifying, pursuant to Treasury Regulations Section 1.1445-2(b)(2), the Seller is not a foreign person within the meaning of Section 1445 of the Code.
(b)Deliveries by the Buyer. At or prior to the Closing, the Buyer shall deliver or cause to be delivered to the Seller the following:
(i)the Closing Purchase Price by wire transfer of immediately available funds in U.S. dollars to an account or accounts designated by the Seller;
(ii)the Ancillary Agreements to which the Buyer or any of its Affiliates is a party, duly executed by the Buyer or such Affiliate;
(iii)a certificate of good standing of the Buyer, issued by the Secretary of State of the State of Delaware, dated as of the most recent practicable date; and
(iv)certified copies of resolutions duly adopted by the board of directors of the Buyer evidencing the taking of all corporate or other action necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby.
2.10Further Assurances. Each Party covenants that it will do, execute and deliver, or will cause to be done, executed and delivered, all such further acts and instruments that the other Parties or any of their respective successors or permitted assigns may reasonably request in order to more fully evidence the assumption of the Assumed Liabilities provided for in Section 2.3 and the sale and transfer of the Sold Assets.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER
Except as set forth in the Disclosure Schedules, the Seller hereby represents and warrants to the Buyer as follows:

3.1Organization. The Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Ohio. The Seller has all requisite power and authority to own, lease and operate its assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and (to the extent any such jurisdiction recognizes the concept of good standing) is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not have a Business Material Adverse Effect or a Seller Material Adverse Effect.
3.2Authorization; Enforceability. The Seller has the corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by the Seller and the performance of its obligations hereunder and thereunder have been duly authorized by all necessary action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and, assuming due authorization, execution and delivery by the Buyer, constitutes a valid and binding agreement of the Seller, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law) (collectively, the “General Enforceability Exceptions”).
3.3Financial Information; No Undisclosed Liabilities. Attached as Schedule 3.3 are (i) the unaudited balance sheets of the Business, as of June 30, 2021, 2020 and 2019, and (ii) the unaudited statements of income of the Business for the years then ended (collectively, the “Year-end Financial Information”) (such balance sheet as of June 30, 2021, the “Balance Sheet” and such date, the “Balance Sheet Date”). The books and records of the Business have been prepared in accordance with GAAP in all material respects. Subject to the limitations set forth in this Agreement, the Year-end Financial Information has been derived from the books and records of the Business, has been prepared in good faith and fairly presents in all material respects the financial condition and results of operations of the Business as of the indicated dates and for the indicated periods in conformity with the Accounting Methods consistently applied throughout the periods covered thereby. The Seller makes no other representations with regard to the Year-end Financial Information.
(b)Other than (i) Liabilities that are reflected in the Year-end Financial Information, (ii) Liabilities disclosed or referred to in the Disclosure Schedules, (iii) the Retained Liabilities, and (iv) Current Liabilities or obligations arising since the Balance Sheet Date in the ordinary course of business, the Business does not have any Liabilities or obligations of any nature that would be required to be reflected or reserved for on a consolidated balance sheet of the Business prepared in accordance with GAAP and that would have a Business Material Adverse Effect.
3.4Sufficiency of the Assets. Except as set forth on Schedule 3.4 and except for those services provided pursuant to the Ancillary Agreements and any

Permits that are not transferable or transferred at the Closing as set forth on Schedule 3.6, the Sold Assets constitute all of the properties and assets necessary to conduct the Business after the Closing in the same manner in all material respects as currently conducted by the Seller; provided that nothing in this Section 3.4 shall be deemed a representation or warranty as to the adequacy of amounts of working capital (or the availability of the same). The Sold Assets are in reasonably good maintenance, operating condition and repair, normal wear and tear excepted, other than machinery and equipment under repair or out of service in the ordinary course of business of the Business. Except for the Excluded Assets used to provide services to the Buyer and its Affiliates pursuant to any Ancillary Agreement, none of the Excluded Assets are material to the Business.
3.5No Approvals or Conflicts. The execution, delivery and performance by the Seller of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Seller of the transactions contemplated hereby and thereby do not and will not (a) violate, conflict with or result in a breach by the Seller of its organizational documents (including its articles of incorporation and code of regulations); (b) violate, conflict with or result in a breach of, or constitute a default by the Seller (or create an event which, with notice or lapse of time or both, would constitute a default) or give rise to any payment or other penalty or any right of termination, cancellation or acceleration under, or result in the creation of any Encumbrance upon any of the Sold Assets under, any note, bond, mortgage, indenture, deed of trust, license, franchise, Permit, lease or contract to which the Seller or any of its properties may be bound; (c) except for applicable requirements of the HSR Act or any Competition/Foreign Investment Law, violate or result in a breach of any Governmental Order or Law applicable to the Seller or any of its properties; or (d) except for applicable requirements of the HSR Act, any Competition/Foreign Investment Law, filings or approvals that may be required under the Exchange Act or ERISA and as may be required by the nature of the business or ownership of the Buyer, require any order, consent, approval or authorization of, or notice to, or declaration, filing, application, qualification or registration with, any Governmental Authority, except, with respect to the foregoing clauses (b), (c) and (d) above, as would not have a Business Material Adverse Effect or Seller Material Adverse Effect.
3.6Compliance with Law; Permits. Since January 1, 2019, the Seller has conducted the Business, and the Sold Assets have been maintained, and the Seller (with respect to the Business) is currently, in compliance with all Laws, except where noncompliance would not have a Business Material Adverse Effect or Seller Material Adverse Effect. The Seller possesses all of the material Permits necessary to own, lease and operate the Sold Assets in the same manner in all material respects as currently owned, leased and operated. All Permits described in the immediately preceding sentence are listed on Schedule 3.6. All such Permits listed on Schedule 3.6 are in full force and effect, except where the failure to be in full force and effect would not result in a Business Material Adverse Effect. Except as set forth on Schedule 3.6, the Permits listed on Schedule 3.6 are transferable. Since January 1, 2019, the Business has been conducted in accordance with the requirements of such Permits, except where the failure to conduct the Business in accordance with such Permits would not have a Business Material Adverse Effect.
3.7Proceedings. As of the date of this Agreement there are no, and for the past three years there have been no, Proceedings pending or, to the Knowledge of the Seller, threatened against the Business or the Seller in connection with the Business which, if adversely determined, would have a Business Material Adverse Effect or a Seller Material Adverse Effect. The Seller (with respect to the Business) is not subject to any Governmental Order that would have a Business Material Adverse Effect or Seller Material Adverse Effect.
3.8Absence of Certain Changes. During the period from the Balance Sheet Date through the date of this Agreement, except for (a) the process conducted in order to obtain regulatory approval to close the Acquisition that gave rise to this Agreement and the transactions contemplated by this Agreement, (b) the fact that the Business was not conducted as a stand-alone business prior to the Closing, and (c) actions reasonably taken as a result of, or in reaction to, COVID-19 or COVID-19 Measures, (i) the Business has been conducted only in the ordinary course consistent in all material respects with past practice and (ii) the Seller (with respect to the Business) has not taken any action that, if Section 5.1 had applied in such period, would have constituted a material breach thereof. Since the Balance Sheet Date, there has not been a Business Material Adverse Effect.
3.9Tax Matters.
(a)The Seller has filed all Tax Returns and paid all Taxes that relate, directly or indirectly, to the Business that are required to have been filed and paid prior to the Closing Date, the non-filing or non-payment of which could result in an Encumbrance on any of the Sold Assets or could otherwise result in the Buyer becoming responsible or liable therefor either directly or as a successor or transferee, and there are no Encumbrances relating to Taxes encumbering any of the Sold Assets, except, in the case of Sold Real Property, for Permitted Encumbrances. To the Knowledge of the Seller, all Tax Returns filed with respect to the Business were correct and complete in all material respects.
(b)The Seller has withheld and paid all Taxes required to have been withheld and paid in connection with the Business with respect to amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and, to the Knowledge of the Seller, all Forms W-2 and 1099 (or similar reporting form) required with respect thereto have been properly completed and timely filed with the appropriate foreign, federal, state or local Governmental Authority.
(c)None of the Sold Contracts is a Tax allocation, sharing, indemnification or similar agreement.
(d)There is no material dispute or claim concerning any Tax Liability of the Seller related to the Business that has been claimed or raised by any Governmental Authority in writing. No written claim has ever been made by a Governmental Authority in a jurisdiction where the Seller does not file Tax Returns that the Seller is or may be subject to taxation by that jurisdiction as a result of the operation of the Business in that jurisdiction nor, to the Knowledge of the Seller, is there any material factual or legal basis for any such claim.
(e)None of the Sold Contracts is an obligation to make a payment in connection with the transactions contemplated by this Agreement that will not be deductible under Section 280G of the Code.
3.10Employee Benefits.
(a)Schedule 3.10 sets forth a list of (i) each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA); (ii) all other benefit, severance, salary continuation, change in control, employment, incentive, bonus, stock option, stock purchase, equity-based, retirement, pension, redundancy, profit sharing or deferred compensation plans, programs, agreements or policies; and (iii) all other material employee benefit plans or programs, in each case, in which Business Employees participate (other than any such plans, programs, agreements or policies required by Law to be provided to any such employees, including workers’ compensation or similar benefits) that are sponsored or maintained by the Seller or any of its Affiliates or to which the Seller or any of its Affiliates has made or is required to make payments, transfers or contributions on behalf of Business Employees (collectively, the “Seller Benefit Plans”).
(b)The Seller Benefit Plans are in compliance with their terms and applicable requirements of ERISA, the Code and other Laws, to the extent applicable, except where the failure to so comply would not have a Business Material Adverse Effect.
(c)There are no pending or, to the Knowledge of the Seller, threatened Proceedings with respect to any Seller Benefit Plans, other than routine claims for benefits by participants and beneficiaries, and except as would not result in a Liability that would have a Business Material Adverse Effect.
(d)Other than the Parker-Hannifin Consolidated Pension Plan, no Seller Benefit Plan is subject to Title IV of ERISA. No Seller Benefit Plan is a multiemployer plan within the meaning of Section 3(14) of ERISA. Neither Seller nor any entity required to be aggregated with Seller under Section 414(b), (c), (m) or (o) of the Code has any Liability with respect to any such multiemployer plan with respect to which the Buyer or its Affiliates may have any Liability after the Closing.
3.11Business Employees and Labor Relations.
(a)Schedule 1.1(b) sets forth a list of all employees of the Seller or its Affiliates who exclusively work for the Business, and for each includes work location, date of hire, current rate of pay and accrued but unused vacation and sick time.
(b)The Seller (with respect to the Business) is not a party to any collective bargaining agreement applicable to the Business Employees, nor is any such contract or agreement presently being negotiated. There is no material unfair labor practice charge or complaint pending or, to the Knowledge of the Seller, threatened against the Seller (with respect to the Business). There is no labor strike, slowdown, work stoppage or lockout in effect, or, to the Knowledge of the Seller, threatened against the Seller (with respect to the Business).
(c)All individuals employed by Seller or its Affiliates listed on Schedule 1.1(b) have timely provided properly completed Form I-9s in connection with their employment indicating that they are lawfully permitted to work in the United States.
3.12Intellectual Property; Privacy and Data Security.
(a)Notwithstanding anything to the contrary contained in this Agreement, only the representations and warranties contained in this Section 3.12 shall apply to the Sold Intellectual Property. Schedule 3.12 lists all of the (i) domain names and registered forms of the Sold Intellectual Property and applications therefor specifying as to each, as applicable: the title, mark, or design; the jurisdiction by or in which it has been issued, registered, or filed; the patent, registration, or application serial number; the issue, registration, or filing date; and the current status; and (ii) all material unregistered trademarks included in the Sold Intellectual Property. The Seller is the sole owner of all right, title and interest in and to all of the registered forms of the Sold Intellectual Property, and all governmental fees associated therewith and due as of the date hereof have been paid in full. The Seller (with respect to the Business) has not, other than through shrink or click wrap or other end user software licenses, licensed any material Intellectual Property from any Person, nor has the Seller (with respect to the Business) granted any license or other right that does or that will, subsequent to the Closing, authorize anyone other than the Buyer to use any of the Sold Intellectual Property. Since January 1, 2019, the Seller has not received any written notice of any claim and, to the Knowledge of the Seller, there is no threatened claim against the Seller asserting that any of the Sold Intellectual Property, the Shared Intellectual Property, or the operation of the Business as presently conducted infringes upon or otherwise conflicts with the Intellectual Property of any Person, nor has the Seller since January 1, 2019 given any written notice to any Person asserting infringement by such Person of any of the Sold Intellectual Property or the Shared Intellectual Property. The Sold Intellectual Property, the Shared Intellectual Property, and the operation of the Business as presently conducted does not infringe upon or otherwise conflict with the Intellectual Property of any Person. The Shared Intellectual Property and the Sold Intellectual Property is not subject to any Encumbrances other than Permitted Encumbrances. No Governmental Authority has any rights in the Sold Intellectual Property.
(b)Since January 1, 2019, the Seller (with respect to the Business) has been in compliance with all Laws applicable to data privacy and cybersecurity, except where the failure to be in compliance would not have a Business Material Adverse Effect.
(c)Since January 1, 2019, the Seller (with respect to the Business) has not experienced any failures, security incidents or breaches, unauthorized access, use,

modification or disclosure, or other adverse events or incidents related to Personal Information, in each case, that would (i) require notification to individuals or regulators or(ii) have a Business Material Adverse Effect.
(d)The execution, delivery and performance of this Agreement, including the transfer of all Personal Information in the possession or control of the Seller, will not conflict with or result in a violation or breach of any privacy Laws or require the consent of or notice to any natural Person, except where such violation or breach or failure to obtain any required consent or provide any required notice would not have a Business Material Adverse Effect.
3.13Contracts.
(a)Schedule 3.13(a) sets forth all of the following contracts and agreements to which the Seller (with respect to the Business) is a party or by which it is bound as of the date of this Agreement, other than Seller Benefit Plans (collectively, the “Material Contracts”):
(i)contracts with any supplier listed on Schedule 3.18(b) involving the expenditure by the Seller (with respect to the Business) of more than $500,000 per annum prior to the expiration of such contract for the purchase of materials, supplies, equipment or services;
(ii)indentures, mortgages, loan agreements, capital leases, security agreements or other agreements for the borrowing of money in excess of $500,000 or for which any of the Sold Assets serve as collateral;
(iii)guarantees of the obligations of other Persons involving the potential expenditure by the Seller (with respect to the Business) after the date of this Agreement of more than $500,000 in any instance;
(iv)contracts that restrict the Seller (with respect to the Business) after the date of this Agreement from engaging in any line of business in any geographic area or competing with any Person that materially impairs the operation of the Business;
(v)contracts under which the Seller has licensed material Intellectual Property constituting part of the Sold Assets to or from any other Person (including Affiliates of the Seller);
(vi)partnership, limited liability company and joint venture agreements entered into by the Seller (with respect to the Business);
(vii)any contract (including employment and consulting contracts) with any current or former director, officer or employee of the Seller (with respect to the Business);
(viii)exclusive distributor, dealer or similar contracts under which the Seller (with respect to the Business) is obligated to pay after the date of this Agreement an amount in excess of $500,000 during any calendar year;

(ix)Government Contracts; and
(x)except as set forth with respect to clause (v) above, any contract with any customer listed on Schedule 3.18(a) providing that the Seller (with respect to the Business) will receive future payments aggregating more than $500,000 per annum prior to the expiration of such contract.
(b)True and complete copies (or, if oral, written summaries) of each of the Material Contracts have been made available to the Buyer or its representatives, except that a redacted version of such Material Contract has been provided if such Material Contract contains competitively sensitive information or the Seller is prohibited by such Material Contract from making available to the Buyer an un-redacted version as a result of applicable Laws relating to privacy.
(c)Each Material Contract is in full force and effect, and is a valid and binding agreement of the Seller and, to the Knowledge of the Seller, each of the other parties thereto, enforceable by or against the Seller, and, to the Knowledge of the Seller, each of such other parties thereto in accordance with its terms, subject to the General Enforceability Exceptions. No condition or circumstance exists or event within the last six months has occurred that (whether with or without notice or lapse of time or both) would constitute a breach or default by (i) the Seller under any Material Contract or (ii) to the Knowledge of the Seller, any other party to any Material Contract except, in each case, for defaults that would not have a Business Material Adverse Effect. Except as set forth on Schedule 3.13(c), within the last six months, no Material Contract has been cancelled or terminated.
3.14Environmental Matters. Except as would not have a Business Material Adverse Effect:
(a)The Seller (with respect to the Business) is and since January 1, 2017 has been in compliance with all Environmental Laws.
(b)The Seller (with respect to the Business) possesses all Permits required for its operations as currently conducted under all applicable Environmental Laws, and is and since January 1, 2017 has been in compliance with the terms and conditions of such Permits.
(c)The Seller (with respect to the Business) is not subject to any pending Environmental Claim and has not otherwise received written notice of any Environmental Claim since January 1, 2017.
(d)In the ten years prior to the date of this Agreement, there has been no Release of any Hazardous Material at, from, in, on or under the Sold Real Property, or, to the Knowledge of the Seller, any other property, that would reasonably be expected to give rise to any material Liability attributable to Seller (with respect to the Business), or otherwise require investigation, assessment, cleanup or remediation by the Seller (with respect to the Business) pursuant to any Environmental Law.

(e)The Seller (with respect to the Business) has not assumed or retained, by contract or operation of Law, any Liability of any other Person pursuant to any Environmental Law.
(f)The Seller has provided or otherwise made available to Buyer true and correct copies of any and all of the following documents, to the extent within its possession or custody: (i) all current Permits issued to the Seller (with respect to the Business) pursuant to Environmental Law; (ii) all material environmental site assessments prepared with respect to the Sold Real Property within the past five years; and (iii) all material environmental compliance audits prepared within the past five years with respect to the Seller’s (with respect to the Business) compliance with Environmental Laws.
3.15Insurance. All insurance policies of the Seller or its Affiliates (with respect to the Business) (the “Business Insurance Policies”) are in full force and effect, all premiums due thereon have been paid and, where applicable, the Seller has complied in all material respects with the provisions thereof. All such insurance policies will remain in full force and effect until the Closing, at which time, coverage thereunder will be discontinued with respect to the Seller (with respect to the Business), except for Shared Seller Policies pursuant to Section 5.17.
3.16Personal Property Assets. The Seller (with respect to the Sold Assets) has good title to, or holds by valid and existing lease or license, all the assets, properties and rights included in the Sold Assets or purported to be owned or leased by the Business, including the material tangible personal property assets reflected as assets on the Balance Sheet or acquired after the Balance Sheet Date, except with respect to assets of the Business disposed of in the ordinary course of business consistent with past practice since such date, in each case, free and clear of all Encumbrances except for Permitted Encumbrances.
3.17Real Property.
(a)The Seller (with respect to the Business) does not lease any real property.
(b)The Sold Real Property is the only real property owned by the Seller with respect to the Business. With respect to each parcel of Sold Real Property:
(i)the Seller has good and marketable title to the Sold Real Property, free and clear of any Encumbrances, except for Permitted Encumbrances;
(ii)there are no pending or, to the Knowledge of the Seller, threatened condemnation proceedings or lawsuits, except for such proceedings and lawsuits as would not have a Business Material Adverse Effect; and
(iii)except for Permitted Encumbrances, the Sold Real Property is not subject to a lease, sublease, license or other agreement granting any Person any right to the use, occupancy or enjoyment thereof (or any portion thereof).

3.18Customers and Suppliers.
(a)Set forth on Schedule 3.18(a) are the 10 largest customers of the Business, by dollar volume, for the 12-month period ended December 31, 2021, and set forth opposite the name of each such customer is the dollar amount of sales attributable to such customer for such period. The Seller has not received written notice of any material dispute with respect to the Business with any customer identified on Schedule 3.18(a). No customer identified on Schedule 3.18(a) has notified the Seller in writing that it intends to terminate its business relations with the Seller with respect to the Business or materially reduce its business relations with the Seller with respect to the Business other than fluctuations in purchase order volume that may occur in the ordinary course of business.
(b)Set forth on Schedule 3.18(b) are the 10 largest suppliers of the Business, by dollar volume, for the 12-month period ended December 31, 2021. The Seller has not received written notice of any material dispute with respect to the Business with any supplier identified on Schedule 3.18(b). No supplier identified on Schedule 3.18(b) has notified the Seller in writing that it intends to terminate or materially reduce its business relations with the Seller with respect to the Business.
3.19Government Contracts. Solely to the extent related to the Business:
(a)except as would not have a Business Material Adverse Effect, all invoices and claims for payment, reimbursement, or adjustment submitted by the Business in connection with a Government Contract since January 1, 2017 were accurate and complete in all material respects as of their respective submission dates. Since January 1, 2017, the Business has not committed any violations under the False Claims Act nor made any mandatory disclosure pursuant to Federal Acquisition Regulation clause 52.203-13, except for any such violations or mandatory disclosures that would not have a Business Material Adverse Effect;
(b)neither the Seller nor its Affiliates, nor any current employees, officers or directors of the Seller or any of its Affiliates, has been excluded from participation in contracting with any public or quasi-public government agency, including debarment or suspension, nor has the Seller or its Affiliates, nor, to the Knowledge of the Seller, have any current employees, officers or directors of the Seller or any of its Affiliates been threatened with exclusion from participation in contracting with any public or quasi-public government agency, including threatened debarment or suspension; and
(c)the Seller has not received notice since January 1, 2017 of, and to the Knowledge of the Seller, as of the date of this Agreement, there is no pending or threatened, non-routine audit or investigation of the Seller or any of its Affiliates by a Governmental Authority that has resulted or would reasonably be expected to result in a material adverse finding, with respect to any alleged irregularity, misstatement or omission arising under or relating to any material Government Contract that is included in the Sold Assets.

3.20Affiliate Transactions. As of the date of this Agreement, the Seller (with respect to the Business) is not a party to any contract with, or in favor or for the benefit of, any Affiliate of the Seller.
3.21No Brokers’ or Other Fees. Except for Citigroup Global Markets Inc., whose fees and expenses will be paid by the Seller, no Person has acted, directly or indirectly, as a broker, finder, financial advisor or investment banker for the Seller or any of its subsidiaries in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.
3.22Anticorruption. Neither the Seller (with respect to the Business) nor, to the Knowledge of the Seller, any agent, distributor or other Person acting on behalf of the Seller (with respect to the Business) has since January 1, 2017 committed a violation of the U.S. Foreign Corrupt Practices Act of 1977 (as amended) or any other anti-bribery or anticorruption Law of any jurisdiction applicable to the Seller (with respect to the Business). Since January 1, 2017, the Seller has not, directly or indirectly, offered, promised, given, or authorized the giving of money or anything of value to a government official or Person as a corrupt inducement to obtain or retain business or secure any improper business advantage, or engaged in any conduct that could be construed as a bribe, kickback, corrupt inducement, or improper payoff of any kind in violation of any anti-bribery or anticorruption Law of any jurisdiction applicable to the Seller (with respect to the Business). There is no pending or, to the Knowledge of the Seller, threatened investigation, allegation, self-disclosure, request for information, notice of potential liability or any other Proceeding regarding any actual or possible violation of the U.S. Foreign Corrupt Practices Act of 1977 (as amended) or any anti-bribery or anticorruption Law of any jurisdiction applicable to the Seller (with respect to the Business).
3.23Sanctions and Export Control. Neither the Seller (with respect to the Business) nor, any current employee, Representative, agent, distributor or other Person acting on behalf of the Seller (with respect to the Business) (a) is a Sanctioned Person or (b) since January 1, 2017, has (in the case of employees, Representatives, agents, distributors and other Persons acting on behalf of the Seller, when acting on behalf of the Seller (with respect to the Business)) conducted any business or engaged in any transactions either directly or, to the Knowledge of the Seller, indirectly, with any Sanctioned Person or in any Sanctioned Country in violation of any applicable Sanctions and Export Control Laws. There is no pending or, to the Knowledge of the Seller, threatened, investigation, allegation, self-disclosure, request for information, notice of potential liability or any other Proceeding regarding any actual or possible material violation of any applicable Sanctions and Export Control Laws by the Seller (with respect to the Business). Since January 1, 2017, the Seller (with respect to the Business) has not violated Sanctions and Export Laws, made any voluntary disclosures to Governmental Authorities under applicable Sanctions and Export Control Laws, been the subject of any Governmental Authority investigation regarding compliance with such Laws, or been assessed any material fine or penalty under such Laws.
3.24No Other Representations or Warranties. Except for the representations and warranties of the Seller expressly contained in this ARTICLE III (as modified by the Disclosure Schedules hereto), none of the Seller; any Affiliate of the Seller; any of their respective officers, directors, employees, agents or representatives; or any other Person are making or have made any representation or warranty of any sort to or for the benefit of the Buyer, any Affiliate of the Buyer, any of their respective officers, directors, employees, agents or representatives, or any other Person, whether oral or written, express or implied (including any implied warranty of merchantability or of fitness for a particular purpose), including with respect to the Seller, the Business, the Sold Assets, the Assumed Liabilities and the transactions contemplated by this Agreement, and the Seller expressly disclaims any other representations or warranties. The Seller makes no representations or warranties to the Buyer regarding the probable success or profitability of the Business.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer hereby represents and warrants to the Seller as follows:
4.1Organization. The Buyer is a corporation or company, as applicable, duly incorporated, formed or organized, as applicable, validly existing and (to the extent any such jurisdiction recognizes the concept of good standing) in good standing under the Laws of its jurisdiction of incorporation, formation or organization, as applicable. The Buyer has all requisite power and authority to own, lease and operate its assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and (to the extent any such jurisdiction recognizes the concept of good standing) is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement.
4.2Authorization; Enforceability. The Buyer has the limited liability company power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by the Buyer and the performance of its obligations hereunder and thereunder have been duly authorized by all necessary action on the part of the Buyer. This Agreement has been duly executed and delivered by the Buyer and, assuming due authorization, execution and delivery by the Seller, constitutes a valid and binding agreement of the Buyer, enforceable against it in accordance with its terms, subject to the General Enforceability Exceptions.
4.3No Approvals or Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Buyer of the transactions contemplated hereby and thereby do not and will not (a) violate, conflict with or result in a breach by the Buyer of its organizational documents (including its certificate of incorporation, by-laws or similar documents); (b) violate, conflict with or result in a breach of, or constitute a default by the Buyer (or create an event which, with notice or lapse of time or both, would constitute a default) or give rise to any payment or other penalty or any right of termination, cancellation or acceleration under, or result in the creation of any Encumbrance upon any of the properties of the Buyer under any note, bond, mortgage, indenture, deed of trust, license, franchise, Permit, lease, contract, agreement or other instrument to which the Buyer or any of its properties may be bound; (c) violate or result in a breach of any Governmental Order or Law applicable to the Buyer or any of its properties; or (d) except for applicable requirements of the HSR Act, or any Competition/Foreign Investment Law, require any order, consent, approval or authorization of notice to or declaration, filing, application, qualification or registration with, any Governmental Authority, except, with respect to the foregoing clauses (b), (c) and (d) above, as would not have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement.
4.4Proceedings. There are no Proceedings pending or, to the Knowledge of the Buyer, threatened against the Buyer that would have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement. The Buyer is not subject to any Governmental Order that would have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement.
4.5Compliance with Laws; Permits. The Buyer is not in violation of any Governmental Order or Law applicable to the Buyer or any of its properties, except where noncompliance would not have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement. The Buyer has all Permits necessary to conduct its business as currently conducted, except where the failure to have such Permits would not have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement.
4.6Financial Capacity. The Buyer has, and will have at all times through and including the Closing, sufficient funds to pay the Purchase Price and all related transaction expenses incurred by or on behalf of the Buyer and to consummate the transactions contemplated hereby, and the Buyer acknowledges and agrees that the availability of funds shall not be a condition to the obligation of the Buyer to consummate the transactions contemplated by this Agreement.
4.7No Brokers’ or Other Fees. Except for J.P. Morgan Securities LLC, whose fees and expenses will be paid by the Buyer, no Person has acted, directly or indirectly, as a broker, finder, financial advisor or investment banker for the Buyer in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.
4.8No Other Representations or Warranties. Except for the representations and warranties of the Buyer expressly contained in this ARTICLE IV, none of the Buyer, any Affiliate of the Buyer, any of their respective officers, directors, employees, agents or representatives, or any other Person are making or have made any representation or warranty of any sort to or for the benefit of the Seller, any Affiliate of the Seller, any of their respective officers, directors, employees, agents or representatives, or any other Person, whether oral or written, express or implied (including any implied warranty of merchantability or of fitness for a particular purpose), including with respect to the Buyer and the transactions contemplated by this Agreement, and the Buyer expressly disclaims any other representations or warranties.
4.9Solvency.
(a)Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any debt and/or equity financings being entered into in connection therewith):
(i)the fair saleable value (determined on a going concern basis) of the assets of the Buyer shall be greater than the total amount of its Liabilities (including all Liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP);
(ii)the Buyer shall be able to pay its debts and obligations in the ordinary course of business as they become due; and
(iii)the Buyer shall have adequate capital to carry on its businesses and all businesses in which it is about to engage.
(b)In completing the transactions contemplated by this Agreement, the Buyer does not intend to hinder, delay or defraud any present or future creditors of the Buyer or the Seller.
4.10No Knowledge of Misrepresentations or Omissions. Neither the Buyer nor any of its Affiliates has any knowledge that the representations and warranties of the Seller in ARTICLE III of this Agreement and the Disclosure Schedules are not true and correct in all material respects, and neither the Buyer nor any of its Affiliates has any knowledge of any material errors in, or material omissions from, any Disclosure Schedule to this Agreement.
ARTICLE V
COVENANTS AND AGREEMENTS
5.1Conduct of Business Prior to the Closing. Except (A) as consented to in writing by the Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, (B) as expressly contemplated by this Agreement or any Ancillary Agreement, (C) as disclosed on Schedule 5.1, (D) as required by applicable Law (including COVID-19 Measures), (E) as necessary to preserve the health and safety of employees, customers and other natural persons involved in, or coming into contact with, the Business, or (F) for the oversight of the Business by Governmental Authorities (or their designees) as part of the approval process under applicable Competition/Foreign Investment Laws, the Seller (with respect to the Business) (or its designee under applicable Law) shall use commercially reasonable efforts, from and after the date of this Agreement and until the Closing, to (i) conduct the operations of the

Business in the ordinary course consistent in all material respects with past practice, and (ii) maintain satisfactory relationships with suppliers, customers and others having material business relationships with the Business. Without limiting the generality of the foregoing, except (x) as expressly contemplated by this Agreement or any Ancillary Agreement, (y) as set forth on Schedule 5.1, or (z) as required by applicable Law (including COVID-19 Measures), the Seller (with respect to the Business) (or its designee under applicable Law) shall not, do any of the following without the prior written consent of the Buyer, which consent shall not be unreasonably withheld, conditioned or delayed:
(a)sell or otherwise dispose of any material Sold Assets excluding sales of inventory in the ordinary course of business consistent with past practice;
(b)acquire assets having an individual value exceeding $500,000, excluding (i) acquisitions of inventory in the ordinary course of business consistent with past practice, and (ii) capital commitments or expenditures permitted by clause (d) below;
(c)merge or consolidate the Business with any Person;
(d)make any individual capital commitments or individual capital expenditures in excess of $500,000;
(e)incur, assume or guarantee any Debt Obligation that would become an Assumed Liability;
(f)incur any Encumbrance on any Sold Asset, other than Permitted Encumbrances;
(g)materially increase the base salary or hourly wage rate of any Business Employee other than (i) in the ordinary course of business, or (ii) as required by any agreement in effect as of the date hereof;
(h)make any material change in the accounting methods or practices followed by the Business (other than such changes required by applicable Law or GAAP);
(i)enter into any contract that restricts or will restrict the Business after the date of this Agreement from engaging in any line of business in any geographic area or competing with any Person that materially impairs the operation of the Business;
(j)except as required by applicable Law, (i) amend or modify any Material Contract in any way materially adverse to the Business, (ii) voluntarily terminate any Material Contract, or (iii) otherwise waive or release any material rights, claims or benefits of the Business thereunder, except, in the case of clauses (ii) and (iii), in the ordinary course of business;
(k)enter into any partnership, limited liability company or joint venture agreement that materially affects the operation of the Business;

(l)other than (i) in the ordinary course of business, (ii) as required by any agreement in effect as of the date hereof, or (iii) as is applicable to the Seller’s entire employee population, enter into, adopt, terminate or amend in any material respect any material employment agreement or Seller Benefit Plan that, in either case, would result in increased costs to the Buyer after the Closing;
(m)enter into any collective bargaining agreements with respect to the Business Employees; or
(n)agree or commit to do any of the foregoing.
5.2Access to Books and Records. Except as provided in Section 5.3(f) and Section 5.4:
(a)The Buyer agrees that it shall, and shall cause its Affiliates to, preserve and keep all pre-Closing records of the Seller in its or their possession, as applicable, in compliance with the established records retention policies of the Buyer. The Seller agrees that it shall preserve the records held by it relating to the Business in compliance with the established records retention policies of the Seller. The Buyer and the Seller agree that each shall make, or cause their respective Affiliates to make, such records and personnel available to the other and its Affiliates as may be reasonably required in connection with, among other things, any insurance claims by, legal proceedings against (other than legal proceedings by the Buyer or any of its Affiliates against the Seller or any of its Affiliates or vice versa) or governmental investigations involving, the Buyer or the Seller or any of their respective Affiliates or in order to enable the Buyer or the Seller or any of their respective Affiliates to comply with their respective obligations under this Agreement and the Ancillary Agreements. If the Buyer or the Seller or any of their respective Affiliates wishes to destroy (or permit to be destroyed) such records prior to the end of the seven-year period described above (in the case of the Buyer and its Affiliates) or prior to the applicable date(s) set forth in the established records retention policies of the Seller, such party shall first give 90 days prior written notice to the Buyer or the Seller, as the case may be, and the Buyer or the Seller, as the case may be, will have the right at its option and expense, upon prior written notice given to the Seller or the Buyer, as the case may be, within that 90 day period, to take possession of the records within 180 days after the date of such notice.
(b)During the period commencing on the date hereof and ending on the Closing, the Seller shall afford the Buyer and its counsel, accountants and other authorized representatives, and the Buyer shall afford the Seller and its counsel, accountants and other authorized representatives, reasonable access, consistent with applicable Competition/Foreign Investment Laws, during normal business hours, upon reasonable advance notice to the other Party, to the properties, books, records and contracts of the Seller (with respect to the Business) (except that the Buyer shall not conduct any Phase II environmental assessment or other sampling or testing of soil, surface water, groundwater, air, soil, gas, surface or subsurface strata or other environmental media or building materials without the prior written consent of the Seller (which may be granted or denied in the Seller’s sole discretion)), on the one hand, or the Buyer and its subsidiaries, on the other hand. Notwithstanding anything to the contrary in this Section 5.2(b), any access to the books and records as contemplated by the foregoing (i) shall not unreasonably interfere with the normal operations of the Seller, Buyer or their respective Affiliates, (ii) shall occur in such a manner as the applicable Person reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement and the Ancillary Agreements, (iii) shall be by request to the applicable notice parties pursuant to Section 10.7 or to any other individual that such Person may designate in writing (including by e-mail) from time to time and (iv) shall not require any Person to provide access to, or to disclose any information to, any other Person if such access or disclosure (A) is in respect of or related to any potential dispute between the Parties, (B) would require the Seller or the Buyer to disclose any financial or proprietary information of or regarding itself or its respective Affiliates (other than the Business) or otherwise disclose information regarding itself or its respective Affiliates that such Person deems to be commercially sensitive, (C) would be in violation of applicable Laws (including any Competition/Foreign Investment Law) or the provisions of any contract to which the Seller or the Buyer or their respective Affiliates is a party or (D) would otherwise provide access to or disclose information that such Person determines would jeopardize any attorney–client privilege or other privilege of such Person or its Affiliates (provided that such Person shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege (which efforts shall not require such Person to waive its attorney-client privilege)); provided that in the event that such Person does not provide access or information in reliance on this clause, such Person shall provide notice to the other party that such access or information is being withheld. Notwithstanding anything expressed or implied in this Agreement to the contrary, neither the Seller nor any of its Affiliates shall be required to provide any information that is unduly burdensome to prepare and has not previously been prepared by the Seller (with respect to the Business), or that is not otherwise prepared in the ordinary course of business of the Business. The Parties agree that the provisions of the Confidentiality Agreement shall continue in full force and effect following the execution and delivery of this Agreement as provided in Section 5.11. All information obtained by the Buyer and its counsel, accountants and representatives pursuant to this Section 5.2(b) shall be kept confidential in accordance with Section 5.11.
5.3Cooperation; Regulatory Matters.
(a)The Seller, on the one hand, and the Buyer, on the other hand, shall each use all reasonable best efforts to obtain as promptly as practicable and to cooperate in obtaining any consent, approval (including export approvals and the approvals required to satisfy the conditions set forth in Sections 6.1 6.2, 6.3, 7.1 and 7.2), authorization or order of, and in making any registration or filing with, any Governmental Authority required in connection with the execution, delivery or performance of this Agreement by such Party. For purposes of this Section 5.3(a), “reasonable best efforts” shall include the obligation on the part of the Buyer, if necessary to effectuate the Closing, to comply with the foregoing provisions of this Section 5.3(a), or cause the satisfaction of the conditions enumerated in Sections 6.1 6.2, 6.3, 7.1 and 7.2), to agree (i) to dispose of, divest or transfer, or to cause any of its subsidiaries or Affiliates to dispose of, divest or transfer, any assets, businesses, operations or voting securities as may be necessary to permit the consummation of the transactions contemplated in this Agreement; (ii) to license or otherwise make available, or to cause any of its subsidiaries or Affiliates to license or otherwise make available, to any Person, any technology or other proprietary rights; (iii) to hold separate or cause any of its subsidiaries or Affiliates to hold separate any assets, businesses, operations, or voting securities (either before or after the Closing); (iv) to terminate or modify, or cause any of its subsidiaries or Affiliates to terminate or modify, any existing relationships or contractual rights; (v) to make or cause any of its subsidiaries or Affiliates to make any commitment (to any Governmental Authority or otherwise) regarding its future operations or the future operations of the Business; (vi) to accept or otherwise offer such other conditions, restrictions, limitations, or agreements affecting the Buyer’s rights in its existing assets, businesses and operations or the ownership of the Sold Assets following the Closing as may be necessary to resolve any objections that may be asserted by any Governmental Authority with respect to the transactions contemplated in this Agreement, including any changes to this Agreement or any Ancillary Agreement at the request of any Governmental Authority; or (vii) to agree or commit to doing, or to cause any of its subsidiaries or Affiliates to agree or commit to doing, any of the foregoing; provided, however, that none of the foregoing measures concerning the assets, operations, businesses, conduct, agreements, or other rights of the Seller (with respect to the Business) shall be effective unless and until the Closing has occurred. In furtherance and not in limitation of the foregoing, “reasonable best efforts” also includes the obligation on the part of the Buyer, at the Seller’s election, to vigorously contest and resist any Proceeding, and to have vacated, lifted, reversed or overturned any Governmental Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated by this Agreement, including reasonably pursuing administrative and judicial appeal. The Buyer shall not, and shall cause each of its Affiliates not to, take any action which is intended to or which would reasonably be expected to adversely affect the ability of any Party from obtaining (or cause delay in obtaining) any necessary approvals of any Governmental Authority required for the transactions contemplated by the Agreement, from performing its covenants and agreements under this Agreement, or from consummating the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, the Buyer shall not, and shall cause its Affiliates not to, acquire or enter into any agreement to acquire (by merger, consolidation, acquisition of equity interests or assets, joint venture or otherwise) any Person or a portion thereof or otherwise acquire or agree to acquire any assets, if such acquisition or the entering into such agreement could reasonably be expected to (A) impose any delay in the obtaining of, or increase the risk of not obtaining, any Permit or Governmental Order necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any waiting period under applicable Law, (B) increase the risk of any Governmental Authority entering a Governmental Order prohibiting the consummation of the transactions contemplated by this Agreement or increase the risk of not being able to remove any such Governmental Order on appeal or otherwise, or (C) otherwise delay or prevent the consummation of the transactions contemplated by this Agreement. The Seller, on the one hand, and the Buyer, on the other hand, shall respond as promptly as is reasonably practicable to any inquiries or requests for information or documentation received from any Governmental Authority charged with enforcing the Competition/Foreign Investment Laws.
(b)If necessary to consummate the transactions contemplated by this Agreement, at the time determined by the Seller and on the written notice to the Buyer of not less than ten (10) calendar days, the Buyer and the Seller will file with the United States Federal Trade Commission and the United States Department of Justice their respective notification and report forms under the HSR Act. The Parties agree to cause to be made all other required filings under any applicable Competition/Foreign Investment Law set forth on Schedule 6.1 as soon as is reasonably practicable and in accordance with the applicable Competition/Foreign Investment Law but in no event later than ten (10) Business Days following the date of this Agreement unless otherwise agreed to between the Buyer and Seller.
(c)The Parties shall consult and cooperate with each other, and consider in good faith the views of the other, in connection with, and permit the other and its outside counsel to review in advance, subject to the applicable Competition/Foreign Investment Laws, any analyses, appearances, presentations, correspondence, memoranda, briefs, arguments, opinions, proposals, other documents or proposed communications made or submitted by or on behalf of the that Party in connection with proceedings under or relating to any applicable Competition/Foreign Investment Law. Each Party agrees to furnish to the other or its outside counsel promptly (and in any event within one Business Day) copies of all documents and correspondence received by or on behalf of the Party from any Governmental Authority in connection with the transactions contemplated by this Agreement provided that, with respect to the Seller, the foregoing shall not apply to any documents or correspondence to the extent related to the Acquisition (provided, further, that, to the extent that the Seller relies on the foregoing proviso to withhold documents or correspondence, the Seller shall use good-faith efforts to provide, to the extent feasible, copies of such documents and correspondence redacted to prevent the disclosure of information concerning the Acquisition). Subject to good-faith consultation with the Buyer, the Seller will, on behalf of the Parties, control and lead all communications and strategy relating to any litigation or to obtaining approvals, consents, waivers, registrations, permits, authorizations, actions, non-actions and other confirmations from an applicable Governmental Authority under Competition/Foreign Investment Laws required to satisfy the conditions set forth in Sections 6.1 6.2, 6.3, 7.1 and 7.2). The Buyer shall pay the filing fees required to be paid in connection with filings to be made under applicable Competition/Foreign Investment Law.
(d)The Parties shall not, prior to the Closing, make any filing with any Governmental Authority in respect of Competition/Foreign Investment Laws in relation to the transactions contemplated by this Agreement which is not required to fulfil the conditions set out in Sections 6.1 6.2, 6.3, 7.1 and 7.2) without first obtaining the prior written consent of the other Party to the making of such filing(s) and to its form and content.
(e)Neither the Buyer, nor any of its Affiliates or outside counsel, shall agree to participate in any meeting with any Governmental Authority charged with enforcing the Competition/Foreign Investment Laws regarding this Agreement unless it consults with the Seller in advance, and, to the extent permitted, gives the Seller an opportunity to attend and participate in such meeting.
(f)Nothing in this Agreement shall impose obligations on a Party to give to the other or its counsel, accountants or other authorized representatives access to information if such access could reasonably be expected to cause the Party to be in breach of any duty of confidence or any other duty or obligation under applicable Law (including Laws affecting privacy, personal information, competition and the collection, handling, storage, processing, use or disclosure of data).
5.4Tax Matters.
(a)The Buyer and the Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business and any of the Sold Assets (including access to books and records, employees, contractors and representatives) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, the preparation for or defense of any audit by any Taxing Authority and the prosecution or defense of any claim, suit or Proceeding relating to any Tax Return. Further, subject to all applicable confidentiality obligations, Seller will be permitted to retain, in its discretion, copies of any such books and records relating to any of the Sold Assets as are reasonably necessary for any of such purposes as set forth above. The Buyer and the Seller will retain all books and records with respect to Taxes pertaining to the Business and the Sold Assets until the expiration of all relevant statutes of limitation (and, to the extent notified by the Buyer and the Seller, any extensions thereof).
(b)Taxes imposed on or relating to the Sold Assets for the current Tax year will be prorated between the Seller and the Buyer effective as of the Closing. Proration of Taxes that are undetermined as of the Closing Date (i) will be based on the most recently available Tax rate and valuation, giving effect to applicable exemptions, recently-voted millage, change in valuation and similar items, whether or not officially certified to the appropriate Taxing Authority as of the Closing Date and (ii) will use a 365-day year. On or before the Closing, the Seller will pay all delinquent property Taxes or special assessments not contested by the Seller in good faith, which contested Taxes or assessments will remain the Seller’s obligation. When the actual amounts become known, such prorations will be recalculated by the Buyer and the Seller, and the Buyer or the Seller, as the case may be, will promptly (but not later than five Business Days after notice of payment due) make any additional payment or refund so that the correct prorated amount is paid by each of the Buyer and the Seller.
(c)If a property Tax refund that is an Excluded Asset is received by the Buyer, then the Buyer will remit such refund without set-off of any kind, including any interest paid by any Taxing Authority, to the Seller within 14 calendar days of receipt by the Buyer. The Seller and the Buyer will reasonably cooperate with each other to pursue and obtain property Tax refunds; except that the Seller retains the exclusive right to apply for property Tax refunds and to appeal property Tax assessments pertaining to all periods ending on or before the Closing Date (collectively, the “Pre-Closing Appeals”). All proceedings relating to Pre-Closing Appeals, to the extent practicable, will be conducted by and in the name of the Seller and as directed by the Seller. The provisions of this Section 5.4(c) will survive the Closing.
(d)The Buyer will bear all excise, sales, use, registration, stamp, recording, documentary, conveyancing, franchise, transfer, transaction privilege and similar Taxes, levies, charges and fees incurred in connection with the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”), whether or not reflected on any Tax Return. The party so required by applicable Law shall file any Tax Returns with respect to Transfer Taxes. The Buyer and the Seller will reasonably cooperate to reduce or eliminate Transfer Taxes to the extent permitted by applicable Law.
5.5Employees; Employment Matters.
(a)Offers/Transfer of Employment. Prior to the Closing Date (or such time as is required by applicable Law), the Buyer will make an offer of employment, in accordance with the requirements of this Section 5.5, to each Business Employee to be effective as of the Closing Date. The Parties shall use commercially reasonable efforts to encourage all such Business Employees who are offered employment with the Buyer as described in this Section 5.5(a) to accept such offers of employment. All Business Employees who accept an offer of employment with the Buyer or its Affiliates as of the Closing Date will cease employment with the Seller and begin employment with the Buyer or an Affiliate of the Buyer effective as of the Closing Date and are hereinafter referred to as the “Transferred Employees.” With respect to each Business Employee employed in the Business prior to the Closing Date but not actively at work as of the Closing Date due to an Authorized Leave such Business Employee will not commence employment with the Buyer unless and until the Business Employee returns to work following the Closing Date, and at such time as such Business Employee returns to work, (i) Buyer shall employ such Business Employee in the same position as his or her former position prior to the start of such Authorized Leave, and (ii) such Business Employee will become or be deemed to become a Transferred Employee for all purposes under this Agreement.
(b)Cessation of Active Participation in Seller Benefit Plans. Effective as of the Closing Date, except as required by Law or otherwise by this Section 5.5, all Transferred Employees will cease active participation in, and any benefit accrual under, each of the Seller Benefit Plans.
(c)Compensation and Benefit Plans/Prior Service. As of the Closing Date and for a period of one year thereafter, for so long as a Transferred Employee continues employment during such period, the Buyer shall, or shall cause its Affiliates to provide to each Transferred Employee, (i) base salary and wages and target short-term and long-term incentive opportunities that are no less favorable in the aggregate than provided to such Transferred Employee immediately prior to the Closing Date, and (ii) employee benefit plans, programs, policies and arrangements that are substantially comparable in the aggregate to the Seller Benefit Plans covering such Transferred Employees, except for those Seller Benefit Plans (or portions thereof) listed on Schedule 5.5(c), as in effect immediately prior to the Closing. To the extent not otherwise required by or resulting from the operation of Law and to the extent it does not result in duplication of benefits, the Buyer shall recognize each Transferred Employee’s service with the Seller or any of its Affiliates or predecessors as of the Closing as service with the Buyer for purposes of eligibility to participate in, vesting under and accrual of benefits under any employee benefit plan, program or arrangement of the Buyer or any affiliate of the Buyer in which Transferred Employees participate.
(d)Severance Benefits. The Buyer shall, or shall cause its Affiliates to, provide each Transferred Employee severance benefits as provided on Schedule 5.5(d) upon any involuntary termination without “cause” (as such term is defined on Schedule 5.5(d)) that occurs during the one year period beginning on the Closing Date.
(e)Welfare Plans. Coverage for all Transferred Employees and their respective dependents under the Seller Benefit Plans that are welfare benefit plans within the meaning of Section 3(1) of ERISA (the “Seller’s Welfare Plans”) shall cease to be effective as of the Closing Date, except that coverage under the Seller’s Welfare Plans for individuals described in the last sentence of Section 5.5(a) (and their eligible dependents) who become Transferred Employees shall cease when they become Transferred Employees. The plans sponsored by the Buyer or its Affiliates that are welfare benefit plans within the meaning of Section 3(1) of ERISA (the “Buyer’s Welfare Plans”) shall provide coverage and benefits for all Transferred Employees and their respective eligible spouses and dependents effective as of the Closing, except that coverage under the Buyer’s Welfare Plans for individuals described in the last sentence of Section 5.5(a) (and their eligible dependents) who become Transferred Employees shall commence when they become Transferred Employees. The Buyer and its Affiliates and the Buyer’s Welfare Plans shall be liable for all claims of any Transferred Employees and their respective eligible spouses and dependents on or after the Closing Date submitted pursuant to the terms of the Buyer’s Welfare Plans, to the extent such claims are incurred on or after the Closing Date and are otherwise eligible for coverage under the terms of the Buyer’s Welfare Plans. The Seller shall retain responsibility and liability for all claims of the Transferred Employees incurred before the Closing Date that are otherwise eligible for coverage under the terms of the Seller’s Welfare Plans. For purposes of this Section 5.5(e), a claim shall be deemed “incurred” on the date that the event that gives rise to the claim occurs (for purposes of life insurance, severance, sickness, accident and disability programs) or on the date that the service was rendered or the supply was purchased (for purposes of health care programs). The Buyer shall use commercially reasonable efforts to waive any pre-existing condition limitations and eligibility waiting periods under the Buyer’s Welfare Plans (but only to the extent such pre-existing condition limitations and eligibility waiting periods were satisfied under the Seller’s Welfare Plans as of the Closing Date) and shall use commercially reasonable efforts to recognize (or cause to be recognized) the dollar amount of all expenses incurred by Transferred Employees and their respective dependents during the calendar year in which the Closing Date occurs under the Seller’s Welfare Plans for purposes of satisfying the deductibles and co-payment or out-of-pocket limitations for such calendar year under the relevant Buyer’s Welfare Plans.
(f)Savings Plan Rollovers. The Buyer shall use commercially reasonable efforts to cause a defined contribution plan or plans sponsored by the Buyer or its Affiliates and qualified under Section 401(a) of the Code to accept direct rollovers

(described in Section 402(c) of the Code) of distributions to which the Transferred Employees are entitled under the Parker Retirement Savings Plan including outstanding loan notes applicable to Transferred Employees and the Seller shall reasonably cooperate in connection with such rollover.
(g)Accrued Vacation. The Buyer shall credit each Transferred Employee with the accrued and unused vacation days to which such Transferred Employee is entitled through the Closing, and any personal and sickness days, or other service based leave entitlements, accrued by such employees as of the Closing Date. To the extent that the Seller is required by Law to make any payment with respect to such accrued but unused vacation and/or personal and sickness days as of the Closing, the Buyer agrees to promptly reimburse the Seller for the amount of any such payment (provided that the foregoing shall not require the Buyer to make such reimbursement payment in respect of any such Transferred Employee and also credit such Transferred Employee as contemplated by the first sentence of this clause (g)).
(h)Flexible Benefits. The Buyer shall permit the elections made by Transferred Employees for the plan year that contains the Closing Date under the applicable Seller Benefit Plans that include flexible benefits programs (the “Seller’s Flexible Account Plan”) to continue under one or more flexible benefits programs maintained by the Buyer for the benefit of the Transferred Employees (the “Buyer’s Flexible Account Plan”), which plan(s) shall be substantially comparable to the Seller’s Flexible Account Plan. After the Closing Date, the Buyer shall be liable for reimbursement of all reimbursable medical and dependent care claims incurred by the Transferred Employees in the year in which the Closing occurs, to the extent that such claims are unpaid as of the Closing Date. Effective as of the Closing, the Seller shall transfer to the Buyer’s Flexible Account Plan all obligations and liabilities of the Seller’s Flexible Account Plan attributable to the Transferred Employees and their dependents and beneficiaries determined immediately prior to the Closing, and the Buyer’s Flexible Account Plan shall credit each such Transferred Employee’s flexible spending account with the balance for such Transferred Employee’s account under the Seller’s Flexible Account Plan as of immediately prior to the Closing. Each Transferred Employee eligible to participate in the Buyer’s Flexible Account Plan shall continue his or her election in effect under the Seller’s Flexible Account Plan for the remainder of the calendar year in which the Closing occurs, and the Buyer’s Flexible Account Plan shall honor any claims incurred by a Transferred Employee during the calendar year that would otherwise be an eligible expense under the Seller’s Flexible Account Plan, whether or not such expense was incurred before, on or after the Closing Date. As soon as practicable after the Closing, the Seller shall transfer to Buyer in cash an amount (if greater than US $0) equal to the total amount that Transferred Employees have contributed to the Seller’s Flexible Account Plan through the Closing Date for the calendar year that includes the Closing less all amounts that have been paid from the Seller’s Flexible Account Plan through the Closing Date for medical expense and dependent care claims incurred by the Transferred Employees in the calendar year that includes the Closing (such difference, the “Flex Plan Amount”). If the Flex Plan Amount is less than US $0, as soon as practicable after the Closing, the Buyer shall transfer to the Seller in cash an amount equal to all amounts that have been paid from the Seller’s

Flexible Account Plan through the Closing Date for medical expense and dependent care claims incurred by the Transferred Employees in the calendar year that includes the Closing less the total amount that Transferred Employees have contributed to the Seller’s Flexible Account Plan through the Closing Date for the calendar year that includes the Closing. The Seller shall provide the Buyer with all information reasonably requested by the Buyer in order for the Buyer and the Buyer’s Flexible Account Plan to satisfy the obligations set forth in this Section 5.5(h).
(i)Continuation Coverage. The Buyer shall have the sole responsibility to offer “continuation coverage” benefits from and after the Closing Date to the Transferred Employees and “qualified beneficiaries” of such Transferred Employees for whom a “qualifying event” occurs on or after the Closing Date. The terms “continuation coverage,” “qualified beneficiaries” and “qualifying event” shall have the meanings ascribed to them under Section 4980B of the Code and Sections 601-608 of ERISA.
(j)Cooperation. The Parties agree to furnish each other with such information concerning employees, employee payroll and employee benefit plans, subject to confidentiality and privacy considerations, and to take all such other action, as is necessary and appropriate to effect the transactions contemplated hereby.
(k)No Right to Employment. Nothing herein expressed or implied shall confer upon any of the employees of the Seller, the Buyer or any of their respective Affiliates, any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.
(l)No Third Party Beneficiary. No provision in this Section 5.5 shall (i) create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Seller, the Buyer or any other Person other than the Parties and their respective successors and permitted assigns, (ii) constitute or create, or be deemed to constitute or create, an employment agreement or (iii) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by the Seller or any of its Affiliates.
5.6Labor Matters. For a period of 91 days (inclusive) following the Closing Date, the Buyer shall not, and shall cause any successor or permitted assign of any portion of the Business not to, cause or permit to be implemented any plant closing, partial closing, mass layoff or other termination of employees with respect to the Business that, either alone or in the aggregate (with each other and/or with any plant closing, partial closing, mass layoff or other termination of employees with respect to the Business occurring on or prior to the Closing Date), could reasonably be expected to create any Liability for the Seller or any of its Affiliates under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar applicable state or local Law (all together, collectively, the “WARN Act”). The Seller and the Buyer will cooperate with each other to ensure that each has the information necessary to assess their obligations with respect to notification obligations, including assessment of all lookback period contemplated by the WARN Act.

5.7Contact with Customers and Suppliers. Only with the prior written consent of the Seller, which consent may be conditioned upon a designee of the Seller being present at any meeting or conference, consistent with applicable Competition/Foreign Investment Laws, the Buyer and its representatives shall be permitted to contact and communicate with the employees, customers, suppliers and licensors of the Seller (with respect to the Business) in connection with the transactions contemplated hereby.
5.8Non-Solicitation.
(a)Neither the Seller nor any of its subsidiaries shall, directly or indirectly, and the Seller shall cause its Affiliates not to, during the 24-month period commencing on the Closing Date, directly or indirectly, employ, hire or engage, or solicit for employment, hiring, or engagement (whether as an employee, consultant, agent, independent contractor or otherwise), any Key Personnel who are Transferred Employees without first obtaining the written consent of the Buyer (unless such employee is terminated by the Buyer after the Closing Date); provided that no Key Personnel shall be deemed to have been solicited by the Seller or any of its subsidiaries, directly or indirectly, for employment if such employee responded to a general solicitation or other non-directed search inquiry.
(b)In relation to Sold Contracts existing or being negotiated after award as of April 11, 2022 with customers represented by the Seller’s Group-level Key Account Managers (which customers are listed on Schedule 5.8(b)), and with the exception of contracts existing or being negotiated after award for programs which are multi-sourced between the Seller and Meggitt where the customer would otherwise expect competition between the Seller and Meggitt, neither the Seller nor any of its Affiliates will compete to take over the Business’ current supply position on such Sold Contracts (or relevant parts thereof) that are included in the Business for a period of 36 months after the Closing.
(c)The Seller expressly agrees that the character, duration and geographical scope of this Section 5.8 are reasonable in light of the circumstances as they exist as of the date of this Agreement. The Seller acknowledges and agrees that the covenants set forth in this Section 5.8 are reasonable and necessary for the protection of the Buyer and the goodwill related to the Business, and that any remedy at law for any breach by the Seller of its obligations under the provisions of this Section 5.8 would be inadequate, and that the Buyer would be entitled to injunctive relief in such a case. If it is ever held that any covenant in this Section 5.8 is too onerous and is not necessary for the protection of the Buyer and the Business, the Parties agree that any court of competent jurisdiction may impose such lesser restrictions that such court may consider to be necessary or appropriate properly to protect the Buyer and the Business.
5.9Further Actions.
(a)Each of the Parties shall use reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable, including under applicable Law, and execute and deliver such documents and other papers, as may be reasonably required to consummate the transactions contemplated by this Agreement.
(b)Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, convey, assign or transfer any Sold Asset if an attempted sale, conveyance, assignment or transfer of such thereof in connection with the transactions contemplated by this Agreement would be prohibited by Law or would, without the consent of any third party, (i) constitute a breach or other contravention in respect thereto, (ii) be ineffective, void or voidable, or (iii) materially adversely affect the rights thereunder of the Buyer or any of its Affiliates, unless and until such consent is obtained, it being understood that the Parties’ obligations to effect the transactions contemplated by this Agreement are not conditioned upon receipt of such consents, other than pursuant to Sections 6.1 and 7.1, and the Closing shall occur notwithstanding the foregoing and without any adjustment to the Purchase Price on account thereof. Prior to the Closing, each Party shall use commercially reasonable efforts to obtain any consents from third parties under any Material Contract required in connection with the consummation of the transactions contemplated by this Agreement. To the extent not obtained prior to the Closing, each Party shall use commercially reasonable efforts to obtain any consents from third parties required to sell, convey, assign or transfer any Sold Contract or other material Sold Asset, in each case as promptly as practicable after the Closing. With respect to any Sold Contract or other material Sold Asset that is not transferred prior to the Closing, from the Closing until the earliest of such time as (A) such consent is obtained, (B) 12 months following the Closing Date, and (C) in the case of any Sold Contract, the earlier of the expiration of the term thereof or the execution of a replacement contract by the Buyer or its Affiliate (the “Consent End Date”), the Parties will cooperate and use commercially reasonable efforts to implement any arrangement reasonably acceptable to the Buyer intended to both (1) provide the Buyer, to the fullest extent practicable, the claims, rights and benefits of the applicable Sold Asset and (2) cause the Buyer to bear, from and after the Closing, all costs and burdens of such Sold Asset to the extent constituting Assumed Liabilities. When the requisite consent is obtained, the applicable Sold Asset will be deemed to have been automatically assigned and transferred to the Buyer on the terms set forth in this Agreement for no additional consideration and without the requirement of any further action by any Person, as of the Closing, except to the extent that the date of such consent is deemed by applicable Law to have occurred on another date, in which case, as of such date. Notwithstanding anything to the contrary contained in this Agreement, the Buyer acknowledges and agrees that (x) the Seller shall not have any further obligation under this Section 5.9 with respect to any consent of any third party that is not obtained on or prior to the Consent End Date; (y) the Seller and its Affiliates shall not have any obligation to make any payments or other concession, incur any other Liability, or commence or participate in any Proceeding to obtain any consent for any third party; and (z) the Seller shall not have any Liability whatsoever arising out of or relating to the failure to obtain any consents that may have been required in connection with the transactions contemplated by this Agreement or because of the default under, or acceleration or termination of any Sold Contract or other Sold Asset as a result thereof. For the avoidance of doubt, neither the Seller nor any of its Affiliates shall have any obligation to obtain any consents from any third parties or provide alternate arrangements (and the failure to do so shall not be deemed a breach of the Seller’s representations, warranties, covenants or agreements hereunder or to contribute to a Business Material Adverse Effect) other than the undertaking to use commercially reasonable efforts to obtain such consents pursuant to this Section 5.9(b). Notwithstanding anything in this Section 5.9 to the contrary, with respect to any Sold Asset that is a Government Prime Contract, Section 5.18, not this Section 5.9, shall apply and control with respect to obtaining any Novation Agreement for any such Government Prime Contracts.
(c)Following the Closing, the Buyer and the Seller agree to promptly remit to the other Party (or Affiliate thereof) any payments received that are owed to the other Party (or Affiliate thereof) or, in the case of the Buyer, the Business.
(d)The Seller will use commercially reasonable efforts to assist the Buyer in, and following the date hereof the Parties will cooperate with each other in good faith in consultation with their respective outside counsel in order to develop a plan in respect of, effectuating the transfer and/or reissuance of all Permits (including those Permits set forth on Schedule 3.6 that are designated as non-transferrable) and approvals necessary to permit the continued conduct of the Business after the Closing in all material respects in the same manner as conducted immediately prior to the date of this Agreement.
(e)If, after the Closing, the Seller or the Buyer identifies any Intellectual Property owned by the Seller or any Affiliate of the Seller that as of the Closing Date should have been but inadvertently was not previously transferred by the Seller to the Buyer as Sold Intellectual Property, subject to any required approval of any third party, the Seller shall, if and to the extent otherwise consistent with this Agreement and the Ancillary Agreements, promptly transfer, or cause to be transferred, such Intellectual Property to the Buyer for no additional consideration. If, after the Closing Date, the Seller or the Buyer identifies any Intellectual Property that was transferred by the Seller or any Affiliate of the Seller which should not have been Sold Intellectual Property as of the Closing Date, subject to any required approval of any third party, the Buyer shall promptly transfer such Intellectual Property to the Seller or its designated Affiliate for no additional consideration if and to the extent otherwise consistent with the terms of this Agreement and the Ancillary Agreements. Prior to any such transfer, the Person receiving or possessing such asset shall hold such asset in trust for such other Person. To the extent a representative of the Buyer has questions relating to the Sold Assets or Shared Intellectual Property after the Closing Date, the Seller shall instruct its representatives to cooperate on a commercially reasonable basis to answer such questions.
(f)
(i)Promptly following the date of this Agreement, the Seller shall engage an internationally recognized public accounting firm (the “Accounting Firm”) to audit the financial statements of the Business as of June 30, 2022 and June 30, 2021, and for the years then ended (the “Business Financial Statements”). If required by the Securities Laws to be filed as an exhibit to a

Current Report on Form 8-K by Kaman Corporation pursuant to Item 2.01 of Form 8-K in connection with the transactions contemplated by this Agreement, the Seller shall use its reasonable best efforts to engage the Accounting Firm to review the unaudited financial statements of the Business as of and for the periods required by Regulation S-X under the Securities Laws (the “Interim Business Financial Statements”, and together with the Business Financial Statements, the “Additional Business Financial Statements”). Any and all fees and expenses of the Accounting Firm in connection with the engagement of the Accounting Firm that are incurred by the Seller or its Affiliates shall be reimbursed by the Buyer promptly (and in any event within ten Business Days) in immediately available funds after receipt from the Seller of one or more invoices with respect thereto delivered from time to time after the date hereof. In addition, to facilitate the preparation of the Additional Business Financial Statements by the Seller and any audit of the Business Financial Statements, the Buyer acknowledges that the Seller may engage an accounting firm(s) or other advisors (the “Other Advisors”) to assist the Seller’s internal financial reporting team and that any and all fees and expenses of the Other Advisors in connection with this engagement of the Other Advisors that are incurred by the Seller or its Affiliates shall be reimbursed by the Buyer promptly (and in any event within ten Business Days) in immediately available funds after receipt from the Seller of one or more invoices with respect thereto delivered from time to time after the date hereof. Also, the time that the Seller’s internal financial reporting team works on the preparation and audit and/or review of the Additional Business Financial Statements shall be charged at a rate of $175 per hour and shall be reimbursed by the Buyer promptly (and in any event within ten Business Days) in immediately available funds after receipt from the Seller of one or more invoices with respect thereto delivered from time to time after the date hereof;
(ii)The Seller shall use its reasonable best efforts (A) to assist, and cause its respective officers, employees, agents, consultants, advisors and other representatives, including the Other Advisors, to commence the preparation of the Business Financial Statements as soon as practicable after the date hereof and (B) to prepare the Business Financial Statements and provide information on a timely basis to the Accounting Firm for the Accounting Firm to be able to complete the audit of the Business Financial Statements prior to the Closing; provided, however, that, for the avoidance of doubt, the Buyer acknowledges and agrees that (1) delivery of the Additional Business Financial Statements, and any audit of the Business Financial Statements and/or any review of any Interim Business Financial Statement, on or prior to the Closing is not a condition to the Closing and shall not be taken into account with respect to whether any condition to Closing set forth in ARTICLE VI or ARTICLE VII shall have been satisfied, (2) neither the Seller nor any of its Affiliates is making any representation or warranty, express or implied, regarding the Additional Business Financial Statements, including the financial results that are actually reflected in the Additional Business Financial Statements, and (3) notwithstanding anything in this Agreement to the contrary, the Seller’s obligations contemplated by this

Section 5.9(f) shall be deemed satisfied unless the Seller has knowingly and willfully materially breached its obligations under this Section 5.9(f).
(iii)From and after the date hereof and continuing through the first anniversary of the Closing Date, upon reasonable request from the Buyer, the Seller shall use its reasonable best efforts to provide the Buyer with access to all financial and other information pertaining to the Business relating to the period of the Seller’s ownership and operation of the Business, which information is necessary to enable Kaman Corporation to comply with its reporting obligations under the Securities Laws, including the preparation of any pro forma financial statements required by Regulation S-X under the Securities Laws; provided that all reasonable costs and expenses incurred by the Sellers or their Affiliates or representatives, including the Accounting Firm and/or the Other Advisors and/or the Seller’s internal financial reporting team (charged at the rate specified in clause (f)(i) above), in connection therewith shall be reimbursed by the Buyer promptly (and in any event within ten Business Days) in immediately available funds after receipt from the Seller of one or more invoices with respect thereto delivered from time to time after the date hereof; provided, however, that the Seller shall not be required to provide any information pursuant to this Section 5.9(f)(iii) (A) in connection with any litigation or similar dispute between the Parties, or (B) where, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such Party or contravene any Laws, contracts or obligation of confidentiality owed to a third party.
(iv)The Seller shall keep the Buyer reasonably informed regarding the status of the preparation of the Business Financial Statements and the audit thereof and if applicable, the preparation of any Interim Business Financial Statements and the review thereof, including hosting every three weeks unless the Parties otherwise agree a conference call of appropriate length between a representative of the Seller, a representative of the Business and a representative of the Buyer.
5.10Bulk Transfer Laws. The Buyer and the Seller hereby waive compliance with any bulk transfer Laws applicable to the transactions contemplated by this Agreement.
5.11Confidentiality.
(a)The Buyer hereby confirms and agrees that, with respect to any information directly or indirectly furnished by or on behalf of the Seller, whether before, on or after the date hereof, the Buyer shall continue to be bound by the terms of the Confidentiality Agreement.
(b)The Buyer understands and agrees that the Seller is making available confidential information and trade secrets to the Buyer concerning the operations of the Seller and the Business, which information would be damaging to the Seller and its Affiliates if disclosed to a competitor or made available to any other

Person, and that such information has been divulged in confidence. The Buyer acknowledges that after the Closing Date the Seller and its Affiliates could be irreparably damaged if any nonpublic or proprietary information about the Seller or its Affiliates that does not relate to the Business, the Sold Assets, or the Assumed Liabilities were disclosed by the Buyer or its Affiliates after the Closing to any Person other than the Seller or its Affiliates, and the Buyer will not, and will cause its officers, directors, employees and other Affiliates not to, following the Closing Date, without the prior written consent of the Seller, disclose or use (or permit to be disclosed or used) in any way any such information, unless (i) compelled to disclose such confidential information by judicial or administrative process or, in the opinion of its counsel, by other requirements of Law and, in any such event, the Buyer shall, to the extent practicable, give the Seller prompt written notice of any such requirement prior to any such disclosure, (ii) such confidential information is generally available to the public through no fault of the Buyer or any of its Affiliates, or (iii) such confidential information is publicly disclosed by the Buyer or its Affiliates with the Seller’s prior written consent.
(c)The Seller acknowledges that the Seller knows confidential information about the Business, the Sold Assets and the Assumed Liabilities and agrees that, following the Closing, the Seller shall not, and shall cause its officers, directors, employees and other Affiliates not to, without the prior written consent of the Buyer, disclose or use (or permit to be disclosed or used) in any way any such information, unless (i) compelled to disclose such confidential information by judicial or administrative process or, in the opinion of its counsel, by other requirements of Law and, in any such event, the Seller shall, to the extent practicable, give the Buyer prompt written notice of any such requirement prior to any such disclosure, (ii) such confidential information is generally available to the public through no fault of the Seller or any of its Affiliates, or (iii) such confidential information is publicly disclosed by the Seller or its Affiliates with the Buyer’s prior written consent. Notwithstanding any provision in this Agreement to the contrary, for purposes of this Section 5.11(c), confidential information about the Business, the Sold Assets or the Assumed Liabilities does not include any generic or principal knowledge and experience, ideas and concepts retained in the unaided memories of individuals associated with the Seller.
5.12Use of Names Following Closing and Other Intellectual Property.
(a)After the Closing, the Buyer and its Affiliates shall not use the Retained Names and Marks, except that for a transitional period of 36 months after the Closing Date, the Seller hereby grants, and causes each relevant subsidiary to grant, to the Buyer (or its designee(s)), effective as of the Closing Date, a royalty-free, fully paid-up, nonexclusive, indivisible, non-sublicensable, non-assignable and otherwise non-transferable limited right and license to use the marks “Parker” and “Parker Hannifin” and the “Parker” and “P” logos included in the Retained Names and Marks (the “Parker Marks”) solely to the extent used by the Business in a manner consistent with the Business’s use of the Retained Names and Marks in the ordinary course of business of the Business as operated by the Seller as of immediately prior to the Closing (the “Transitional License”), and for the avoidance of doubt, such Transitional License will not apply to any products or services other than the products and services of the

Business sold or provided by the Business as of immediately prior to the Closing; provided that:
(i)any goodwill generated through the Buyer’s use of the Parker Marks pursuant to this Section 5.12(a) will inure to the benefit of the Seller;
(ii)any products or services provided by or on the behalf of the Buyer on or in connection with the Parker Marks are used by the Buyer shall be made to quality standards that meet or exceed the standards of quality represented thereby, and otherwise that are in accordance with generally accepted practices and using the degree of care and skill which is ordinarily exercised and customary in the field to which such products and services pertain and the Seller shall have the right upon prior reasonable notice to inspect the Buyer’s facilities and operations engaged in the manufacture, distributor, provisions and/or sale of such products and services for compliance with such quality standards, and the Buyer shall promptly correct any quality deficiencies reasonably noted by the Seller;
(iii)on any products or services provided, manufactured or remanufactured, repaired, refurbished or retrofitted by the Buyer or on its behalf on or in connection with the Parker Marks are used by the Buyer, the Buyer shall prominently indicate in connection with any such services, and prominently and permanently mark or have marked on such products, or if by nature of the product it cannot be marked, then on a label applied thereto, or if by nature of the product it cannot be labelled, then on the packaging thereof, that such products have been manufactured, or remanufactured, repaired, refurbished, or retrofitted, as the case may be, by the Buyer;
(iv)the Buyer shall not in any country or jurisdiction throughout the world: (A) assert any ownership interest in or to any of the Parker Marks or any component part thereof; (B) register or attempt to register any of the Parker Marks or any component part thereof or any colorable imitation thereof (including any non-English language variation thereof), or any confusingly similar name, mark, dress, number or other designation, or any confusingly similar or dilutive name, mark, dress, number or designation; (C) contest, challenge or oppose the Seller’s ownership of, or the validity of, the Parker Marks or any registrations thereof, whether now existing or hereafter obtained, and the Buyer consents to the registration and use of the Parker Marks by the Seller or its suppliers or related entities for any and all products and services whatsoever; or (D) otherwise do anything inconsistent with the Seller’s ownership of the Parker Marks or do or cause to be done any act or thing that will in any way impair the rights of the Seller in and to the Parker Marks or the Seller’s goodwill therein or have any dilutive effect thereupon; and
(v)notwithstanding anything herein to the contrary, beginning 12 months after the Closing Date, the Buyer’s use of the Parker Marks will be limited to identifying the Buyer as the new owner of the Business.
For the avoidance of doubt, it is hereby acknowledged and agreed that nothing in this Section 5.12(a) shall obligate the Buyer to rebrand inventory of Parker Mark-branded products existing at the time of the Closing, even if sold after the date that is 36 months after the Closing Date.
(b)The Seller hereby grants, and causes each relevant subsidiary and Affiliate to grant, to the Buyer (or its designee(s)), effective as of the Closing Date, a royalty-free, fully paid-up, irrevocable, nonexclusive, sublicensable right and license to use the Shared Intellectual Property solely in connection with its operation of the Business in a manner consistent with the ordinary course of business of the Business as operated immediately prior to the Closing.
5.13Notification of Certain Matters. The Seller, on the one hand, and the Buyer, on the other hand, shall give prompt notice to the other of the occurrence of any event that may make the satisfaction of the conditions in ARTICLES VI or VII, as the case may be, impossible; provided that a Party’s good-faith failure to comply with this Section 5.13 shall not provide the other Party or any of such Party’s Affiliates with a right not to consummate the transactions contemplated by this Agreement, except to the extent that such other provision of this Agreement independently provides such right.
5.14Intercompany Obligations. The Seller shall take such action and make such payments as necessary so that, as of the Closing Date, there shall be no Intercompany Obligations except to the extent reflected in the calculation of the Closing Working Capital.
5.15Shared Contracts.
(a)The Seller and the Buyer will use their respective commercially reasonable efforts, including cooperating with the other Party, to amend, modify or split any Shared Contract such that the rights or obligations of such Shared Contract which relate only to the Business are assigned, transferred or otherwise entered into on terms no less favorable as the Shared Contract prior to Closing solely with respect to the Buyer or otherwise terminate or eliminate any such rights and obligations of the Seller or its Affiliates prior to the Closing (such actions, the “Transition”), or if not completed prior to Closing, as promptly as practicable thereafter; provided that if the Seller and its Affiliates do not obtain or structure an arrangement to Transition any Shared Contract prior to Closing, (i) the Seller shall provide to the Buyer the benefits, and the Buyer shall bear the obligations and burdens, of such portion of any such Shared Contract that relates to and is allocated to the Business, as reasonably determined by the Seller, (ii) the Parties shall cooperate in any reasonable and lawful arrangement designed to provide such benefits to the Buyer and enable the Buyer to bear such obligations and burdens and (iii) the Seller shall enforce at the request of the Buyer and for the account of the Buyer, at the Buyer’s expense, any rights of the Seller or its Affiliates arising from any such Shared Contract (including the right to elect to terminate such Shared Contract with respect to the Business in accordance with the terms thereof upon the request of the Buyer).
(b)Shared Contractual Liabilities shall be allocated between the Seller and the Buyer as follows: (i) if a Liability is incurred solely in respect of the Business or the Excluded Business, such Liability shall be allocated to the Buyer (in respect of the

Business) or the Seller (in respect of the Excluded Business); and (ii) if a Liability cannot be so allocated under clause (i), such Liability shall be allocated to the Seller or the Buyer, as the case may be, based on the relative proportion of total benefit received by the Business and the Excluded Business under the relevant Shared Contract, as mutually agreed by the Seller and the Buyer, with any disputes subject to the applicable dispute resolution mechanism of the CPA Firm pursuant to Section 2.5(c). Notwithstanding the foregoing, each of the Seller and the Buyer shall be responsible for any or all Liabilities arising from its (or its Affiliates’) direct or indirect breach of any Shared Contract.
5.16Release. From and after the Closing, to the fullest extent permitted under applicable Law, the Buyer, on behalf of itself, its Affiliates and their respective officers, directors, partners, members, employees, equityholders, Representatives, agents and successors and permitted assigns (collectively, the “Buyer Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges the Seller, its Affiliates and their respective officers, directors, partners, members, employees, equityholders, Representatives, agents and successors and permitted assigns (excluding any Person who continues to be a director, member, officer, employee, Affiliate, equityholder, agent or Representative of the Buyer Releasing Parties after the Closing, collectively, the “Seller Released Parties”) of and from any and all causes of action, Proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever which the Buyer Releasing Parties may have against each of the Seller Released Parties, now or in the future, in each case in respect of any cause, matter or thing (a) relating to the operation of the Business, the Sold Assets, the Assumed Liabilities or relating to the subject matter of this Agreement or any Exhibit or the Disclosure Schedules or any Ancillary Agreement, information provided, certificate or other document entered into, made, delivered or made available in connection herewith, or as a result of any of the transactions contemplated hereby; or (b) with respect to the accuracy of, any omission or concealment of, or any misstatement with respect to, any potentially material information regarding the Business, the Sold Assets, or the Assumed Liabilities, in the case of each of clauses (a) and (b), whether arising under, or based upon, any Law (including common law); provided that this release shall not affect any Buyer Releasing Parties’ rights under this Agreement to bring claims against the Seller: (i) related to any Retained Liabilities under the express terms of this Agreement, (ii) indemnification claims pursuant to Section 9.2 or (iii) for Fraud (the “Specified Claims”). Furthermore, without limiting the generality of this Section 5.16, except for the Specified Claims, no claim or cause of action will, directly or indirectly, be brought or maintained by, or on behalf of, the Buyer or any of its Affiliates against the Seller or its Affiliates and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged breach of duty, misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of the Seller or any other Person set forth or contained in this Agreement or any Exhibit or the Disclosure Schedules or any Ancillary Agreement, information provided, certificate or other document entered into, made, delivered or made available in connection herewith, or as a result of any of the transactions contemplated by this Agreement. The Buyer agrees, on behalf of itself and the Buyer Releasing Parties, to indemnify and hold harmless each of the Seller Released Parties from and against, and in respect of, any and all Losses incurred by or on behalf of any Seller Released Party as a result of any such Proceeding brought or maintained by any member of the Buyer Releasing Parties against any Seller Released Party in contravention of this Section 5.16. The Parties acknowledge and agree that the agreements contained in this Section 5.16 (A) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for 20 years and (B) are an integral part of the transactions contemplated hereby and that, without the agreements set forth in this Section 5.16, none of the Parties would enter into this Agreement. The provisions of this Section 5.16 are intended to be for the benefit of, and enforceable by the Seller Released Parties referenced in this Section 5.16 and each such Person shall be a third party beneficiary of this Section 5.16.
5.17Insurance.
(a)All Business Insurance Policies held in the name of the Seller or any of its Affiliates will remain in full force and effect until the Closing, at which time, except with respect to any Shared Seller Policies, coverage thereunder for any period after the Closing will be discontinued by the Seller (with respect to the Business); provided that the Seller shall and shall cause its Affiliates to use its commercially reasonable efforts to maintain any Shared Seller Policies in accordance with its terms. To the extent requested in writing from time to time by the Buyer from and after the Closing Date, the Seller or any Affiliates shall file and use commercially reasonable efforts to pursue on behalf of the Buyer (at the sole cost and expense of the Buyer, including any deductibles paid or increases in premiums) any claims with respect to the Business that are insured or may potentially be insured, whether in whole or in part, under any Shared Seller Policies. From and after the Closing, the Buyer will be responsible for securing all insurance it considers appropriate for its operation of the Business, other than any Shared Seller Policies. Notwithstanding any of the foregoing to the contrary, if, after the Closing, the Seller or its Affiliates obtains an insurance recovery in respect of any loss incurred by the Business (i) under the Shared Seller Policies, (ii) in connection with the matter set forth on Schedule 3.12(c)(1), or (iii) under the policy set forth on Schedule 5.17(a) with respect to a claim made related to wrongful acts which occurred prior to the Closing Date, then the Seller shall, and shall cause its Affiliates, to promptly pay to the Buyer an amount equal to the amount of the applicable recovery actually received by the Seller or its Affiliates that relates specifically to the Business.
(b)The Seller or any of its Affiliates may amend in a manner reasonably acceptable to the Buyer, effective at or prior to the Closing, any Business Insurance Policies to give effect to this Section 5.17.
5.18Novation.
(a)Promptly following the execution of this Agreement, the Seller or any of its Affiliates shall prepare (with the assistance of each of the Buyer or any of its designated Affiliates), in accordance with Federal Acquisition Regulation (“FAR”) Subpart 42.12 and any applicable agency regulations or policies, a written request and documentation meeting the requirements of FAR 42.1204, which shall be submitted by the Seller, with the consent of the Buyer (not to be unreasonably withheld, conditioned or delayed), to the Responsible Contracting Officer (as determined by the process under FAR 42.1202) to (i) recognize the Buyer, or one of its designated subsidiaries, as successor-in-interest of the Seller (or its Affiliate) to each Government Prime Contract and (ii) enter into a novation agreement (a “Novation Agreement”) in the form and substance as set forth in FAR Subpart 42.1204(i) that shall be deemed reasonably satisfactory to the Buyer and the Seller, pursuant to which, subject to the requirements of FAR Subpart 42.12, all of the right, title and interest of the Seller (or its Affiliate) in and to, and all of the obligations and liabilities of the Seller (or its Affiliate) under each Government Prime Contract shall be validly conveyed, transferred, assigned and novated to the Buyer or any of its designated subsidiaries. The Buyer or any of its designated subsidiaries and the Seller or any of its designated Affiliates shall each use commercially reasonable efforts to obtain all consents, approvals and waivers required for the purpose of processing, entering into and completing the Novation Agreements, including, promptly and in coordination with the other Party, responding appropriately to any requests from any contracting officer or Governmental Authority relating to such Novation Agreements.
(b)In the interim period between (i) the Closing Date and (ii) the novation of each of the Government Prime Contracts or final close-out and payment of such Government Prime Contracts, whichever first occurs (as to each individual Government Prime Contract, the “Pre-Novation Period”):
(i)To the maximum extent permitted by Law or any Government Prime Contract, the Buyer or its designated subsidiary will perform the Seller’s or its Affiliate’s obligations under each of the Government Prime Contracts on behalf of the Seller or its Affiliate, in accordance with the Pre-Novation Subcontract Agreement. The Parties acknowledge that the transfer or assignment of a Government Prime Contract is subject to the applicable Governmental Authority’s approval of a Novation Agreement recognizing the Buyer (or its designated subsidiary) as the successor-in-interest to the Seller (or its Affiliate). Unless and until the Governmental Authority recognizes the Buyer (or its designated subsidiary) as the successor-in-interest to the Seller (or its Affiliate) under any Government Prime Contract on the same terms and conditions provided in such Government Prime Contract (including all modifications made), (A) the Seller or its Affiliate shall subcontract to the Buyer (or its designated subsidiary) all of the Seller’s or its Affiliate’s rights and obligations under such Government Prime Contract to the maximum extent permissible under Law, and (B) such Government Prime Contract will constitute an Excluded Asset.
(ii)Any modification to a Government Prime Contract that is included as a Sold Contract and approved by the Buyer and the Seller during the Pre-Novation Period will be duly executed by the Seller or its Affiliate.
(iii)During the Pre-Novation Period, any communications, correspondence, invoices or other written submissions concerning the Government Prime Contracts, including Government Bids, requests for equitable adjustments, claims, contract modifications and requests for final decisions will be prepared by the Buyer in the name of the Seller or its Affiliate and coordinated with and submitted for review and approval, and certification, if appropriate, of the Seller or its Affiliate (which approval and certification may not be unreasonably withheld, conditioned or delayed), signed or certified promptly by the Seller or its Affiliate, if approved, and submitted by the Seller to the applicable Governmental Authority. Any such written communications concerning the Government Prime Contracts initiated by the Governmental Authority customer or a third party and received by the Seller shall be promptly forwarded to the Buyer by the Seller. The Seller shall respond promptly to any request for approval. The Buyer shall submit all information reasonably necessary or requested by the Seller for the Seller to provide such approval.
(iv)During the Pre-Novation Period, the Seller will be responsible for preparing and certifying all pre-Closing Date cost claims, including all of the Seller’s or its Affiliate’s direct, indirect, general and administrative cost claims, for each Government Prime Contract through the Closing Date. During the Pre-Novation Period, the Seller will submit such claims to the contracting officer and will keep the Buyer reasonably informed of such claims prior to submission.
(v)During the Pre-Novation Period, each of the Buyer and the Seller will cooperate fully at its own cost and use commercially reasonable efforts to assist the other to obtain novation of each Government Prime Contract that is included as a Sold Contract into the name of the Buyer (or its designated subsidiary) under substantially the same terms and conditions as in effect at the time of Closing and without materially adverse conditions upon either of the Seller or the Buyer, and to facilitate performance thereof by the Buyer (or its designated subsidiary). No Party will take any action intended to interfere with or delay novation.
(c)Following the Pre-Novation Period, the Seller will be responsible for preparing and certifying to the Buyer all pre-Closing Date cost claims, including all of Seller’s direct, indirect, general and administrative cost claims, for each Government Prime Contract through the Closing Date. The Buyer will be responsible for certifying (based on the certificate of the Seller or its Affiliate) and submitting such claims to the contracting officer. During and following the Pre-Novation Period, each of the Buyer and the Seller will cooperate with the other in preparing and submitting such claims.
5.19Certain Research and Development Matters. The Seller shall use its commercially reasonable efforts to take the actions set forth on Schedule 5.19 with respect to certain research and development projects being pursued by the Business as of the date of this Agreement.
ARTICLE VI
CONDITIONS TO THE SELLER’S OBLIGATIONS
The obligation of the Seller to effect the Closing under this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any and all of which may be waived by the Seller in whole or in part to the extent permitted by applicable Law); provided, however, that the Seller may not rely on the failure of any condition set forth in ARTICLE VI to be satisfied if such failure was primarily caused by the Seller’s breach of, or failure to comply with, any provision of this Agreement:
6.1Competition/Foreign Investment Laws. All required approvals or clearances under the applicable Competition/Foreign Investment Laws of the jurisdictions set forth on Schedule 6.1 shall have been obtained and all applicable waiting periods with respect thereto shall have expired or been terminated.
6.2Buyer Approval. The following Governmental Authorities shall have confirmed in writing that they have approved the Buyer as the purchaser of the Business and do not object to the identity of the Buyer or the purchase of the Business: (a) the European Commission, and (b) the U.K. Competition and Market Authority and/or the U.K. Secretary of State.
6.3Governmental Orders. At the Closing there shall not be in effect any Governmental Order restraining, enjoining, making illegal or otherwise prohibiting the transactions contemplated hereby.
6.4Acquisition. The Acquisition shall have been consummated.
ARTICLE VII
CONDITIONS TO THE BUYER’S OBLIGATIONS
The obligation of the Buyer to effect the Closing under this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any and all of which may be waived by the Buyer in whole or in part to the extent permitted by applicable Law); provided however, that the Buyer may not rely on the failure of any condition set forth in ARTICLE VII to be satisfied if such failure was primarily caused by the Buyer’s breach of, or failure to comply with, any provision of this Agreement.
7.1Competition/Foreign Investment Law. All required approvals or clearances under the applicable Competition/Foreign Investment Laws of the jurisdictions set forth on Schedule 6.1 shall have been obtained and all applicable waiting periods with respect thereto shall have expired or been terminated.
7.2Governmental Orders. At the Closing there shall not be in effect any Governmental Order restraining, enjoining, making illegal or otherwise prohibiting the transactions contemplated hereby.
ARTICLE VIII
TERMINATION
8.1Termination. This Agreement may be terminated at any time prior to the Closing only on the following bases:
(a)by the mutual written consent of the Seller and the Buyer;

(b)by the Seller or the Buyer if the Closing has not occurred on or before the Acquisition Longstop Date plus 90 days (the “End Date”), provided however, that the right to terminate this Agreement under this Section 8.1(b) will not be available to any Party whose action or failure to fulfill any obligation under this Agreement has primarily caused the failure of the Closing to occur on or before the End Date and such action or failure to perform constitutes a breach of this Agreement in any material respect;
(c)by either the Seller or the Buyer if any Governmental Authority of competent jurisdiction shall have issued a Governmental Order or taken any other action restraining, enjoining, making illegal or otherwise prohibiting the transactions contemplated hereby and such Governmental Order or other action shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a Party that has breached in any material respect its agreements or covenants contained herein in any manner that has primarily caused such Governmental Order or other action or the failure of such Governmental Order or other action to be resisted, resolved or lifted; or
(d)by the Seller, in the event that (i) a Governmental Authority, whose approval is required, does not approve the Buyer as a purchaser of the Business or does not approve the transactions contemplated by this Agreement as an appropriate remedy with respect to the Acquisition, (ii) the Offer is terminated prior to the consummation of the Acquisition, or (iii) no Governmental Authority, whose approval or clearance is required under the terms of the Offer to consummate the Acquisition, requires the Seller to divest the Business as a condition to obtaining such required regulatory approval or clearance with respect to the Acquisition.
Each Party acknowledges and agrees that except as set forth in Section 8.1(a) – (d), no Party shall have a right to terminate or rescind this Agreement. Any and all other rights of termination and/or recission arising under applicable Law are hereby expressly excluded and waived.
8.2Procedure and Effect of Termination. A Party desiring to terminate this Agreement pursuant to Section 8.1 must give written notice of such termination to the other Party in accordance with Section 10.7, specifying the provision hereof pursuant to which such termination is effective. If this Agreement is terminated as provided herein:
(a)the Buyer will redeliver to the Seller all documents, work papers and other material of the Seller and the Sold Assets relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof;
(b)the provisions of the Confidentiality Agreement shall continue in full force and effect; and
(c)all rights and obligations of the Parties under this Agreement shall terminate without liability of any Party or other Person; provided that (i) this Section 8.2,

Section 5.11 and ARTICLE X shall survive termination of this Agreement, and (ii) nothing herein shall relieve any Party from liability for Fraud or Willful Breach of any covenant or agreement contained in this Agreement prior to termination.
ARTICLE IX
INDEMNIFICATION
9.1Survival. The representations and warranties of the Parties contained in this Agreement shall not survive the Closing and shall terminate at the Closing. No representation or warranty shall survive the termination of this Agreement. All covenants and agreements contained in this Agreement which by their terms are to be performed, in whole or in part, or which prohibit actions, subsequent to the Closing Date shall survive the Closing in accordance with their terms. For the avoidance of doubt, the Parties acknowledge and agree that the covenants and agreements set forth in ARTICLE X survive the Closing. All other covenants and agreements contained in this Agreement shall not survive the Closing and shall terminate at the Closing. No covenants or agreements shall survive the termination of this Agreement except to the extent provided in Section 8.2. Any claim for indemnification under this Agreement with respect to any breach of covenants or agreements that survive the Closing must be asserted in good faith and on or prior to the date of the termination of the respective survival periods set forth in this Section 9.1, except such claims may be pursued thereafter only if written notice thereof (specifying in reasonable detail the basis for such claim) was duly given within such survival period until such claim is fully and finally resolved. Any claim for indemnification with respect to any breach of covenants or agreements not made by Buyer Indemnified Persons or Seller Indemnified Persons, as applicable, on or prior to the date of termination of the applicable survival period set forth in this Section 9.1 will be irrevocably and unconditionally released and waived, whether or not a longer period would be permitted by applicable Law.
9.2Indemnification by the Seller. From and after the Closing and subject to this ARTICLE IX, the Seller agrees to indemnify and hold the Buyer and its Affiliates and each of their respective officers, directors, employees, agents and representatives (collectively, the “Buyer Indemnified Persons”) harmless from and against any and all losses, damages, costs and reasonable expenses (including reasonable fees and expenses of attorneys) (collectively, “Losses”), that any Buyer Indemnified Person actually suffers or incurs arising out of or resulting from:
(a)any Retained Liability; and
(b)any breach in any material respect of any covenant or agreement of the Seller contained in this Agreement that survives the Closing.
9.3Indemnification by the Buyer. From and after the Closing and subject to this ARTICLE IX, the Buyer and its subsidiaries, jointly, and severally, agree to indemnify and hold the Seller and its Affiliates and each of their respective officers, directors, employees, agents and representatives (collectively, the “Seller Indemnified Persons”) harmless from and against any and all Losses that any Seller Indemnified Person actually suffers or incurs arising out of or resulting from:

(a)any Assumed Liability;
(b)any breach in any material respect of any covenant or agreement of the Buyer contained in this Agreement that survives the Closing; and
(c)the possession, ownership, use, operation and management of the Sold Assets or the Business by the Buyer (or its Affiliates) from and after the Closing.
9.4Indemnification as Exclusive Remedy. The indemnification provided in this ARTICLE IX, subject to the limitations set forth herein, shall be the sole and exclusive post-Closing remedy available to any Party in connection with any Losses arising out of or resulting from this Agreement, the transactions contemplated hereby, or the Buyer’s ownership or operation of the Business, whether based in contract or tort (including negligence) or otherwise predicated on common law standards, strict liability or otherwise; provided, however, that the provisions of this Section 9.4 shall not prevent or limit a cause of action at Law or in equity (a) for Fraud or (b) under Section 10.15 to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, nor shall such provision prevent or limit the rights of the Parties with respect to Section 2.5(c). Without limiting the generality of the foregoing, the Parties irrevocably waive the right of rescission they may otherwise have or to which they may become entitled. The Buyer Indemnified Persons expressly waive any and all rights and remedies against the Seller under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq. as amended, and other Environmental Laws in connection with any Losses arising out of or resulting from this Agreement, the transactions contemplated hereby, or the ownership or operation of the Business or the Sold Assets. Notwithstanding anything in this Agreement to the contrary, the Buyer acknowledges and agrees that following the Closing or the termination of this Agreement it shall have no, and shall not seek any, recourse against the Seller or any of its Affiliates for any actual or alleged breaches of representations or warranties under this Agreement except in the case of Fraud.
9.5Indemnification Calculations. The amount of Losses recoverable by an Indemnified Party pursuant to this ARTICLE IX with respect to an indemnity claim shall be reduced by (a) the amount of insurance proceeds or other amounts actually recovered by such Indemnified Party with respect to the Losses to which such indemnity claim relates and (b) all accruals or reserves (or overstatement of liabilities in respect of actual liability) included in the calculation of the Closing Working Capital in the Final Statement. An Indemnified Party shall use its reasonable best efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement. If an insurance recovery is made or a third party payment is received by Buyer or any of its Affiliates with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (net of all direct collection costs and expenses) shall be made promptly to the Seller. The Parties agree that any indemnification payments made pursuant to this Agreement shall be treated for tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable Law.

9.6Notice and Opportunity to Defend. If there occurs an event which a Party asserts is an indemnifiable event pursuant to Sections 9.2 or 9.3, the Party seeking indemnification (the “Indemnified Party”) shall promptly notify the other Party obligated to provide indemnification (the “Indemnifying Party”), which notice shall specify the nature and basis of such claim and the amount thereof, to the extent known. If such event involves any claim or the commencement of any action or proceeding by a third Person (a “Third Party Claim”), the Indemnified Party will give such Indemnifying Party prompt written notice of such claim or the commencement of such action or proceeding, which notice shall specify the nature and basis of such claim and the amount thereof, to the extent known, and shall be accompanied by copies of all relevant documentation with respect to such claim, including any summons, complaint or other pleadings that may have been served, any written demand or any other relevant document or instrument; provided, however, that the failure to provide such prompt notice will not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure prejudices the Indemnifying Party hereunder. In the case of a Third Party Claim, the Indemnifying Party shall be entitled to assume the defense thereof, with counsel selected by the Indemnifying Party and, after notice from the Indemnifying Party to the Indemnified Party of such election to assume the defense thereof, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof. An election to assume the defense of such Third Party Claim shall not be deemed an admission that the Indemnifying Party is liable to the Indemnified Party with respect to such Third Party Claim. The Indemnifying Party and the Indemnified Party agree to cooperate reasonably with each other and their respective counsel in connection with the defense, negotiation or settlement of any such Third Party Claim. If it is ultimately determined that the Indemnifying Party is not obligated to indemnify, defend or hold the Indemnified Party harmless from and against a Third Party Claim, the Indemnified Party shall promptly reimburse the Indemnifying Party for any and all costs and expenses (including attorneys’ fees and court costs) incurred by the Indemnifying Party in its defense of such Third Party Claim. Notwithstanding anything else set forth in this Section 9.6 to the contrary, the Indemnified Party shall at all times have the right to participate at its own expense in the defense of such action or asserted liability. If the Indemnifying Party assumes the defense of an action, no settlement or compromise thereof may be effected (a) by the Indemnifying Party without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless the settlement involves solely money damages and all such relief is paid or satisfied in full by the Indemnifying Party or (b) by the Indemnified Party without the prior written consent of the Indemnifying Party (which consent shall not be unnecessarily withheld, conditioned or delayed). In no event shall an Indemnifying Party be liable for any settlement effected without its prior written consent.
9.7Additional Limitations.
(a)Except for Losses resulting from an action brought by a third party against a Buyer Indemnified Person or a Seller Indemnified Person, no Buyer Indemnified Person or Seller Indemnified Person shall be entitled to indemnification under ARTICLE IX for punitive damages, or for lost revenues, income or profits, business interruption, diminution of value, consequential, incidental, exemplary or special damages or any damages based on any type of multiple.
(b)Notwithstanding anything in this ARTICLE IX to the contrary, no Buyer Indemnified Person is entitled to make any claim under any provision of this Agreement for reimbursement or indemnification for any Losses pursuant to this ARTICLE IX to the extent such Losses have been reflected in the adjustment to the Purchase Price pursuant to Section 2.5. In addition, no Party shall be entitled to be compensated more than once for the same Loss.
(c)Notwithstanding anything to the contrary contained in this Agreement, no Indemnifying Party shall be obligated to indemnify any Indemnified Party pursuant to Section 9.2 or Section 9.3 with respect to any Losses, to the extent (i) arising as a result of any action or omission by any such Indemnified Party after the Closing, (ii) such matter is the subject of any Ancillary Agreement, or (iii) arising as a result of any action: (A) that the Seller is required, permitted or requested to take pursuant to Section 5.1, (B) for which the Buyer has provided its written consent, or (C) that the Seller, having sought the Buyer’s consent pursuant to Section 5.1, did not take as a result of the Buyer having withheld, conditioned or delayed the requested consent.
(d)No Party shall be entitled to recover any indemnification payment or other amounts due from the other Parties under this Agreement by retaining and setting off the amounts (whether or not such amounts are liquidated or reduced to judgment) against any amounts due or to become due from such Party under this Agreement or under any document delivered pursuant hereto or in connection herewith, including any Ancillary Agreement.
(e)The Indemnifying Party and the Indemnified Party shall reasonably cooperate with each other with respect to resolving any claim or liability with respect to which a Party is obligated to indemnify the other Party under this Agreement, including by making all commercially reasonable efforts to mitigate or resolve any such claim or liability in accordance with applicable Law.
9.8Certain Acknowledgements. The Buyer unconditionally and irrevocably acknowledges and agrees that (a) the terms of ARTICLE VI, ARTICLE VII, ARTICLE VIII and this ARTICLE IX are an integral part of this Agreement and the transactions contemplated by this Agreement, and (b) without the terms of ARTICLE VI, ARTICLE VII, ARTICLE VIII and this ARTICLE IX, the Seller would not enter into this Agreement or otherwise agree to consummate the transactions contemplated by this Agreement.
9.9R&W Insurance Policy. The Buyer acknowledges and agrees that if the Buyer or any of its Affiliates obtains or binds a representation and warranty insurance policy (each, a “R&W Insurance Policy”) with respect to this Agreement and the transactions contemplated hereby, such R&W Insurance Policy shall provide, at all times, that: (a) the insurers shall have no, and shall waive and not pursue any and all subrogation rights against the Seller or any of its Affiliates except for Fraud by the

Seller; (b) the Seller is a third party beneficiary of such waiver of subrogation rights; and (c) the Buyer shall have no obligation under the R&W Insurance Policy to pursue a claim against the Seller in connection with any Losses. The Buyer acknowledges and agrees that the issuance of a R&W Insurance Policy in favor of the Buyer or any of its Affiliates is not a condition to the Buyer’s obligation under this Agreement to consummate the transactions contemplated hereby.
ARTICLE X
MISCELLANEOUS
10.1Fees and Expenses. Except as otherwise provided in this Agreement, each Party shall be liable for and shall bear its own expenses and the expenses of its Affiliates in connection with the preparation and negotiation of this Agreement and the Ancillary Agreements and the performance and consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, whether or not the Closing shall have occurred.
10.2Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. The Parties agree that (a) the requirements of 6 Del. C. Section 2708 are satisfied and that the statute mandates the application of Delaware law to this Agreement, the relationship of the Parties, the transactions contemplated by this Agreement and the interpretation and enforcement of the rights and duties of the Parties, (b) no other jurisdiction has a materially greater interest in the foregoing, and (c) the application of Delaware law would not be contrary to the fundamental policy of any other jurisdiction that, absent the Parties’ choice of Delaware law, would have an interest in the foregoing.
10.3Further Acknowledgements.
(a)In connection with the Buyer’s investigation of the Sold Assets and the Business, the Buyer or its Affiliates may have received, or may receive, from the Seller and its representatives certain projections and other forecasts for the Business, and certain business plan and budget information. The Buyer acknowledges that (i) there are uncertainties inherent in attempting to make such projections, forecasts, plans and budgets, (ii) the Buyer is familiar with such uncertainties, (iii) the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, and (iv) neither the Buyer nor any of its Affiliates will assert any claim against the Seller or any of its directors, officers, employees, Affiliates or representatives, or hold the Seller or any such Persons liable, with respect thereto. Accordingly, the Buyer acknowledges that the Seller makes no representation or warranty with respect to such estimates, projections, forecasts, plans or budgets.

(b)The Buyer acknowledges and agrees that (i) the Seller has not made and is not making any representations or warranties whatsoever, express or implied, at Law or in equity, beyond those expressly given by the Seller in ARTICLE III (as modified by the Disclosure Schedules hereto), (ii) except for the representations and warranties of the Seller expressly contained in ARTICLE III (as modified by the Disclosure Schedules hereto), the Sold Assets and the Business are being transferred on a “where is” and, as to condition, “as is” basis, (iii) no officer, director, employee, agent or representative of the Seller and its Affiliates has any authority, express or implied, to make any representations or warranties not specifically set forth in ARTICLE III (as modified by the Disclosure Schedules hereto), and (iv) (A) the Year-end Financial Information was prepared solely for the purpose of this Agreement, (B) the Business was not conducted on a stand-alone basis as a separate entity during the periods indicated in the Year-end Financial Information, and (C) the Year-end Financial Information includes allocations and estimates not necessarily indicative of the costs that would have resulted if the Business had been operated and conducted on a stand-alone basis as a separate entity during such periods or indicative of such costs that will result following the Closing. Except for the representations and warranties of the Seller expressly contained in ARTICLE III (as modified by the Disclosure Schedules hereto), (x) Buyer specifically disclaims, for itself and on behalf of its Affiliates, that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Seller has specifically disclaimed and does hereby specifically disclaim any such other representation or warranty made by any Person, (y) Buyer specifically disclaims, for itself and on behalf of its Affiliates, any obligation or duty by the Seller to make any disclosures of facts not required to be disclosed pursuant to the specific representations and warranties set forth in ARTICLE III, and (z) Buyer is executing and delivering this Agreement and consummating the transactions contemplated hereby subject only to the specific representations and warranties set forth in ARTICLE III as further limited by the specifically bargained-for exclusive remedies as set forth herein. Any claims the Buyer may have for breach of representation or warranty shall be based solely on the representations and warranties of the Seller expressly set forth in ARTICLE III (as modified by the Disclosure Schedules hereto).
(c)The Buyer further acknowledges and agrees that neither the Seller nor any of its Affiliates, nor any of their respective officers, directors, employees, agents or representatives nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Seller, the Business, the Sold Assets or the transactions contemplated by this Agreement not expressly set forth in ARTICLE III (as modified by the Disclosure Schedules hereto), and none of the Seller, any of its Affiliates any of their respective officers, directors, employees, agents or representatives or any other Person will have or be subject to any liability to the Buyer, any Affiliate of the Buyer, any of their respective officers, directors, employees, agents or representatives or any other Person resulting from the distribution to the Buyer (or its Affiliates) or its representatives, or the Buyer’s use of, any such information, including any confidential memoranda distributed on behalf of the Seller relating to the Business or other publications, projections, data room or virtual data room information provided to the Buyer (or its Affiliates) or its representatives, or any other document or information in any form provided to the Buyer (or its Affiliates) or its representatives, including management presentations, in connection with the sale of the Sold Assets, the transactions contemplated hereby and in respect of any other matter or thing whatsoever. The Buyer acknowledges that it has conducted to its satisfaction its own independent investigation of the Business and, in making the determination to proceed with the transactions contemplated by this Agreement, the Buyer has relied on the results of its own independent investigation. The Buyer further acknowledges and agrees that neither the Buyer nor any of its Affiliates shall have any claim or cause of action under any theory of Law (whether based in tort, contract or otherwise) against the Seller or any of its Affiliates relating to any representation or warranty as to the Seller, the Business or the transactions contemplated by this Agreement other than in the case of Fraud and then only with respect to the representations and warranties expressly set forth in ARTICLE III.
(d)Except for the specific representations and warranties expressly made by the Seller contained in ARTICLE III (as modified by the Disclosure Schedules hereto), the Seller (i) hereby expressly disclaims any representation or warranty, express or implied, at Law or in equity, at common law, by statute or otherwise relating to (A) the condition of the Sold Assets (including any implied or express warranty of merchantability or fitness for a particular purpose, or of conformity to models or samples of materials) and (B) the assets, liabilities, operations, prospects or condition of the Business, and (ii) hereby expressly disclaims all liability and responsibility for any representation, warranty, statement or information made, communicated or furnished (orally or in writing) to the Buyer or its Affiliates or representatives (including any opinion, information or advice that may have been or may be provided to the Buyer by any director, officer, employee, agent, consultant or representative of the Seller or any of its Affiliates). The Buyer hereby acknowledges and agrees that the Seller has made no representations or warranties to the Buyer regarding the probable success or profitability of the Business.
(e)Except for the specific representations and warranties expressly made by the Buyer contained in ARTICLE IV, the Buyer hereby expressly disclaims all liability and responsibility for any representation, warranty, statement or information made, communicated or furnished (orally or in writing) to the Seller or its Affiliates or representatives (including any opinion, information or advice that may have been or may be provided to the Seller by any director, officer, employee, agent, consultant or representative of the Seller or any of its Affiliates).
10.4Amendment. Subject to clause (h) of Section 10.19, this Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the Parties.
10.5No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party without the prior written consent of the Buyer, in the case of any assignment by the Seller, and the Seller, in the case of any assignment by the Buyer. Subject to the foregoing sentence, this

Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Any purported assignment in contravention of this Section 10.5 shall be void and of no force or effect. No assignment of any obligations hereunder shall relieve the Parties of any such obligations.
10.6Waiver. Any of the terms or conditions of this Agreement, which may be lawfully waived, may be waived in writing at any time by each Party that is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any Party shall be binding only if set forth in an instrument in writing signed on behalf of such Party. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.
10.7Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if (a) personally delivered, (b) sent by a nationally recognized overnight courier service to the recipient at the address below indicated, (c) sent by e-mail or (d) delivered by facsimile:
If to the Buyer or following the Closing, the Business:

Kaman Newco, LLC
c/o Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002
Attn: Shawn Lisle
Email: shawn.lisle@kaman.com
With a copy to (which shall not constitute notice):

K&L Gates LLP
134 Meeting Street, Suite 500
Charleston, SC 29401
Attn: James S. Bruce
Email: jamie.bruce@klgates.com
If to the Seller:

Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, OH 44124-4141
Attn: Todd M. Burger, Esq., Associate General Counsel, and
Joseph R. Leonti, Esq., Vice President, General Counsel and Secretary
Facsimile: (216) 896-4027
Email: todd.burger@parker.com
Email: jleonti@parker.com

With a copy to (which shall not constitute notice):

Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190
Attn: Patrick J. Leddy, Esq.
Facsimile: (216) 579-0212
Email: pjleddy@jonesday.com

or to such other address, e-mail address or facsimile number as any Party may, from time to time, designate in a written notice given in like manner. Except as otherwise provided herein, any notice under this Agreement will be deemed to have been duly given (i) on the date such notice is personally delivered, delivered via e-mail or delivered by facsimile (provided that such e-mail or facsimile is confirmed by letter sent via overnight courier no later than the Business Day after the day such e-mail or facsimile is sent) or (ii) the next succeeding Business Day after the date such notice is delivered to the overnight courier service if sent by overnight courier; provided that in each case notices received after 4:00 p.m. (local time of the recipient) shall be deemed to have been duly given on the next Business Day.
10.8Complete Agreement. This Agreement (including the Disclosure Schedules and Exhibits hereto), the Confidentiality Agreement and the Ancillary Agreements contain the entire understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary herein, in the event of any conflict or inconsistency between this Agreement and the Governmental Authority Settlement Documents, the Governmental Authority Settlement Documents shall prevail and control.
10.9Counterparts. This Agreement may be executed in one or more counterparts, and counterparts may be exchanged by electronic submission, all of which shall be considered one and the same agreement and each of which shall be deemed an original.
10.10Publicity. Prior to the Closing, the Seller and the Buyer will consult with each other and will mutually agree upon any publication or press release of any nature with respect to this Agreement or the transactions contemplated hereby and shall not issue any such publication or press release prior to such consultation and agreement except as may be required by applicable Law or Governmental Order or by obligations pursuant to any listing agreement with any securities exchange or any securities exchange regulation, in which case the Party proposing to issue such publication or press release shall make all commercially reasonable efforts to consult in good faith with the other Party before issuing any such publication or press release and shall provide a copy thereof to the other Party prior to such issuance. After the transactions contemplated by this Agreement have been announced, the Seller and its Affiliates and the Buyer and its Affiliates shall be entitled to respond to questions in the ordinary course or issue any press release or make any other public statement that, in each case, is consistent (as to nature and scope) with any public statements previously issued or made by it in accordance with the terms of this Section 10.10.
10.11Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
10.12Third Parties. Except for Section 5.16 and the Buyer Indemnified Persons and the Seller Indemnified Persons pursuant to Section 9.2 and Section 9.3, respectively, and except for Section 10.19, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the Parties and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.
10.13Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of the Seller or its Affiliates shall have any liability for any obligations or liabilities of the Seller under this Agreement or the Ancillary Agreements or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of the Buyer or its Affiliates shall have any liability for any obligations or liabilities of the Buyer under this Agreement or the Ancillary Agreements or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.
10.14Jurisdiction. Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be brought in the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 10.14.
10.15Specific Performance. Each of the Parties acknowledges and agrees that a breach of this Agreement would cause irreparable damage to the other Party and that such other Party will not have an adequate remedy at Law. Therefore, the obligations of the Parties under this Agreement, including Buyer’s obligation to purchase the Sold Assets, shall be enforceable by a decree of specific performance issued by a court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise. The Parties hereby waive in any such proceeding the defense of adequacy of a remedy at Law and any requirement for the securing or posting of any bond or any other security related to such equitable relief.
10.16Waiver of Jury Trial. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT SUCH PARTIES MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY SUIT OR ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HEREBY CERTIFIES THAT NEITHER IT NOR ANY OF ITS REPRESENTATIVES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT IT WOULD NOT SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL. FURTHER, EACH PARTY ACKNOWLEDGES THAT THE OTHER PARTY RELIED ON THIS WAIVER OF RIGHT TO JURY TRIAL AS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT.
10.17Privileged Communications. All communications involving attorney-client confidences between a Transferred Employee, on the one hand, and counsel to the Seller, on the other hand, in connection with the consideration, negotiation and consummation of the transactions contemplated by this Agreement, including this Agreement and the Ancillary Agreements (the “Privileged Communications”) shall belong solely to the Seller following the Closing and may be waived only by the Seller. Buyer further acknowledges and agrees that, with respect to any Proceeding or dispute between the Seller or its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, only the Seller may waive any evidentiary privilege that may attach to a pre-Closing communication or other Privileged Communication that is determined by a court of competent jurisdiction to be subject to attorney-client privilege, and the Buyer shall have no right to compel disclosure of such privileged information. Absent the prior written consent of the Seller, neither the Buyer nor any Transferred Employee shall take any action to waive such privilege or assert that the attorney-client privilege of the Seller related to such Privileged Communications was waived due to the inadvertent transfer of attorney-client privileged material by virtue of the transactions contemplated by this Agreement.
10.18Guarantee. The Guarantor hereby absolutely, irrevocably and unconditionally agrees to guarantee the punctual and complete discharge of all of the obligations of the Buyer pursuant to this Agreement, as a primary obligor and not merely as a surety, and is a signatory of this Agreement solely for such purpose. Whenever this Agreement requires the Buyer to take any action, such requirement shall be deemed to include an undertaking on the part of the Guarantor to cause the Buyer to take such action and an absolute, irrevocable and unconditional guarantee of performance thereof. If the Buyer fails to discharge any of its payment or performance obligations and responsibilities when due, then such obligation shall become immediately due and payable and the Seller may at any time and from time to time, and so long as the Buyer has failed to pay or perform such obligation in part or in full, take any and all actions available hereunder to collect or obtain performance of such obligation from the Guarantor. The Seller will not be required to give notice or make any demand upon, or to pursue or exhaust any right or remedy against, the Buyer prior to exercising its rights under this Section 10.18, and no delay or omission on the part of the Seller in exercising its rights hereunder shall operate as a waiver or relinquishment of such rights or remedies. The Guarantor’s obligations under this Section 10.18 are independent of the obligations of the Buyer, and a separate action or actions may be brought against the Guarantor whether or not action is brought against the Buyer and whether or not the Buyer is joined in any such action or actions. The Seller shall not be required to exhaust its recourse against the Buyer or any collateral securing any obligation before requiring or being entitled to payment from the Guarantor under this Section 10.18. To the fullest extent permitted by applicable Law, the Guarantor hereby waives any and all defenses available to it as a guarantor or surety. The liability of the Guarantor under this Section 10.18 shall be absolute, unconditional and continuing, irrespective of: (a) any lack of validity, legality, or enforceability of any provision of this Agreement, or avoidance or subordination of any of the obligations under this Agreement; (b) any change in the time, manner or place of payment of, or in any other term of, or any increase in the amount of, all or any of the obligations under this Agreement; (c) the absence of any notice or of attempt to collect any of the obligations under this Agreement from the Buyer or the election of any remedy by the Seller; (d) any waiver, release, adjustment, renewal, consent, extension, forbearance or granting of any indulgence by the Seller with respect to any provision of this Agreement or any obligations under this Agreement; (e) any insolvency, bankruptcy, reorganization, liquidation, dissolution, receivership, marshaling of assets, assignment for the benefit of creditors or other similar proceeding affecting the Buyer; (f) the disallowance, under any insolvency or bankruptcy proceeding of all or any portion of the claim, (g) the assignment of this Agreement by the Buyer or the Seller; (h) any change in the corporate existence, structure or ownership of the Buyer; (i) the existence of any claim, set-off or other right which the Guarantor may have at any time against the Buyer; and (j) the adequacy of any other means the Seller may have of obtaining payment. If any obligations or payments made in accordance with this Section 10.18 are rescinded after receipt by the Seller, the guarantee hereunder shall be automatically reinstated as if no such payments had ever been made. The Guarantor represents and warrants to the Seller that (x) the Guarantor is a corporation duly incorporated, validly existing and in good standing under the Laws of Connecticut, (y) the Guarantor has the requisite power and authority to enter into this Agreement and to perform its obligations under this Section 10.18, and (z) the Guarantor has the financial capacity to pay and perform its obligations under, in respect of or in connection with this Section 10.18.

10.19Financing Parties. Notwithstanding anything in this Agreement to the contrary, the Seller on behalf of itself and each of its controlled Affiliates hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Financing or any of the agreements (including the Commitment Letter and the Existing Credit Agreement) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Commitment Letter, the Existing Credit Agreement or other applicable definitive document relating to the Financing, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letter, the Existing Credit Agreement or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, (d) agrees that service of process upon the Seller or its controlled Affiliates in any such Proceeding shall be effective if notice is given in accordance with Section 10.7, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letter, the Existing Credit Agreement or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to the Seller or any of its Affiliates or Representatives relating to or arising out of this Agreement, the Financing, the Commitment Letter, the Existing Credit Agreement or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, the provisions in this Section 10.18, and that such provisions, as well as the definition of “Financing Parties,” shall not be amended in any way adverse to the Financing Parties without the prior written consent of the applicable Financing Entities.

[Signatures are on the following page]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed by its duly authorized officer, in each case as of the date first above written.
PARKER-HANNIFIN CORPORATION
By:    /s/ Thomas L. Williams
Name: Thomas L. Williams
Title: Chairman and Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed by its duly authorized officer, in each case as of the date first above written.
KAMAN NEWCO, LLC
By:    /s/ James G. Coogan
Name: James G. Coogan
Title:      Senior Vice President &
Chief Financial Officer

Solely for purposes of Section 10.18 of this Agreement:

KAMAN AEROSPACE GROUP, INC.
By:    /s/ James G. Coogan
Name: James G. Coogan
Title:      Senior Vice President &
Chief Financial Officer

[Signature Page to Asset Purchase Agreement]